INTELLECTUAL

Corporate Profile

Regency Centers is the nation's leading owner, operator and developer of grocer-anchored neighborhood and community shopping centers. The Company, which has a total market capitalization of $5.4 billion, has a national real estate portfolio that encompasses 291 high-quality retail properties that span a total of 33.8 million square feet. More than 230 of these properties are located in 47 of the nation's 100 largest and most prosperous metropolitan markets. Since 1999, Regency Centers has invested more than $1 billion in the development of 80 shopping centers.

Regency's properties are anchored by market-leading supermarket chains, including Kroger, Publix, Safeway and Albertsons, and they are strengthened by specialty side-shop retailers such as The UPS Store and Starbucks. Nearly 78 percent of Regency's portfolio is leased to national and regional retailers, and nearly all of the Company's grocer customers are among the top three in the market in terms of local market share. Regency's operating centers are 96.1 percent leased and are located in communities that feature strong population and household income demographics.

Headquartered in Jacksonville, Fla., Regency Centers has 385 employees in 18 market offices nationwide. Founded in 1963 and established as a real estate investment trust (REIT) in 1993, Regency Centers' common shares trade on the New York Stock Exchange under the symbol REG.


SAFEWAY
FOOD
Publix
PHARMACY

- Embarked on an important new joint venture relationship with the California State Teachers Retirement System.
- Executed 1,267 new and renewal lease transactions, leasing more than 3.8 million square feet and increasing our lease renewal rate to 80.8 percent due to the success of our Premier Customer Initiative program.
- Undertook a series of financial measures that fortified our balance sheet and lowered our cost of capital, including the refinancing of $175 million of preferred units and $150 million of unsecured debt. These refinancings will save Regency approximately $5.8 million annually.
- Received affirmation of investment-grade ratings from Standard & Poor's, as well as from Moody's and Fitch, both of whom also upgraded their outlooks.
- Complied fully with all internal controls requirements specified in Section 404 of the Sarbanes-Oxley Act.

"Regency's achievements in 2004 combined to produce total shareholder return of 46.2 percent for the year, a continuation of our successful three-, five- and ten-year track records."

Martin E. (Hap) Stein, Jr.
Chairman and Chief Executive Officer

$270
MILLION IN NEW DEVELOPMENTS

46.2%
TOTAL SHAREHOLDER RETURN

$688
MILLION IN ACQUISITIONS

Operational Highlights

- Increased Funds from Operations (FFO) to $200.9 million, and increased FFO per diluted share by 8.1 percent to $3.21.
- Improved return on equity to 13.7 percent, and increased cash flow by 43 percent to $54.9 million.
- Achieved 2.75 percent growth in same-property net operating income (NOI) as a result of growing rents by 10.1 percent and increasing occupancies to 96.1 percent.
- Completed 17 new developments representing a $264.2 million investment that created an estimated $65 million in value. Recognized more than $43 million in profits from completed developments.
- Started $269.6 million in new developments, which we expect to generate an unleveraged return on investment of 10 percent–10.5 percent and to create $75 million–$100 million in future value.
- Sold $526.7 million of developments, operating properties and outparcels in 75 transactions.
- Closed on $688 million of acquisitions, including property portfolios in Chicago and the Southeast.
- Expanded Macquarie CountryWide Trust and Oregon Public Employees Retirement Fund joint venture partnerships to a total of $1.2 billion in 69 properties, while dramatically increasing our presence in a number of promising retail markets.

8.1%
INCREASE IN FUNDS FROM OPERATIONS PER DILUTED SHARE

1,267
NEW AND RENEWED LEASE TRANSACTIONS

2.75%
GROWTH IN SAME-PROPERTY NET OPERATING INCOME

Intellectual Property

Intellectual property. For some, it means trade secrets. For others, it connotes novel and often obscure ideas that have value in the marketplace. At Regency Centers, intellectual property refers to the members of our world-class management team and their innovative approach to our business. Over the years, their unique insights have given rise to a high-quality portfolio, a value-added development program, and self-funding capital and joint venture strategies—advantages that constitute the Company's competitive edge and provide the framework for the way we invest, the way we develop, and the way we fund our growth. Advantages that create value, not just for shareholders, but also for our customers, partners and employees, as well as for the communities in which we live and work. In fact, for Regency Centers, intellectual property forms the bedrock on which we have built our remarkable long-term performance. You might even say it's our hallmark.

Financial Highlights

For the year ended December 31, 2004	**2004**	2003	2002	2001	2000
(in thousands, except per-share data and number of properties owned)					
Net Income for Common Stockholders	**$ 127,694**	126,614	107,666	97,699	84,794
Earnings Per Share (diluted)	**$ 2.08**	2.12	1.84	1.69	1.49
Funds from Operations (FFO)[(a)]	**$ 200,873**	181,826	176,430	168,355	145,798
FFO Per Share (diluted)[(a)]	**$ 3.21**	2.97	2.87	2.77	2.42
Total Revenues[(b)]	**$ 442,585**	423,972	416,085	388,322	361,583
Revenues under Management[(c)]	**$ 545,778**	491,410	452,393	411,779	377,679
Real Estate Investments at Cost	**$3,332,671**	3,166,346	3,094,071	3,156,831	2,943,627
Real Estate Investments under Management[(c)]	**$4,516,269**	3,776,456	3,532,935	3,367,697	3,007,374
Number of Shopping Centers Owned[(c)]	**291**	265	262	272	261
Gross Leasable Area Owned[(c)]	**33,816**	30,348	29,483	29,089	27,991
Percent Leased—Operating Properties[(c)]	**96.1%**	95.4%	94.8%	94.9%	95.4%

(a) See Selected Financial Data on page 24 for a reconciliation of net income for common stockholders to funds from operations.
(b) Includes revenues from continuing and discontinued operations, management fees and commissions, and gains from the sale of real estate developments and land.
(c) Includes all shopping centers that are wholly owned or owned in joint ventures.



'00
$361.6
'01
$388.3
'02
$416.1
'03
$424.0
'04
$442.6

Total Revenues[(b)] (in millions)



'00
$23.69
'01
$27.75
'02
$32.40
'03
$39.85
'04
$55.40

Regency Stock Price



'00
$145.8
'01
$168.4
'02
$176.4
'03
$181.8
'04
$200.9

Funds from Operations (in millions)



'00
$2.42
'01
$2.77
'02
$2.87
'03
$2.97
'04
$3.21

Funds from Operations Per Diluted Share

To Our Fellow Shareholders:



Martin E. (Hap) Stein, Jr.—Chairman and Chief Executive Officer

Intellectual property means different things to different companies. For some, the term applies to trade secrets—proprietary concepts protected by trademarks, copyrights and patents. For others, it takes the form of novel and often obscure ideas that have value in the marketplace. But no matter how one defines intellectual property, one thing is clear: the expression nearly always applies to a unique characteristic that contributes to a company's competitive advantage.

For Regency Centers, that unique characteristic is our people—and the distinctive way in which they think about and approach our business. Our senior management team is an exceptionally engaged group of real estate professionals who leverage their combined expertise to develop the strategies behind our success. They implement these strategies while drawing on a talented team of specialists, thereby yielding a range of tangible assets for the Company—distinct and irreplaceable assets that create increasing value for shareholders and differentiate Regency within the REIT industry. These assets include an industry-leading portfolio of neighborhood shopping centers, which are anchored by market-leading grocers; a value-added development program, which serves the growth needs of our retailer customers and delivers attractive returns for shareholders; and self-funding capital and joint venture strategies, which enable us to finance our development program, profitably expand and improve the quality of our operating platform, and maintain a strong balance sheet.

Together, Regency's intellectual property and the assets that it has created form the bedrock upon which we have built our operating and financial performance over the last decade. In fact, since 1994, Regency has ranked in the top 12 percent of all REITs in terms of total shareholder return. In 2004, we extended this performance record, delivering results that exceeded even our own expectations: Funds from operations (FFO), Regency's primary performance measure, rose to $200.9 million, compared with $181.8 million in 2003, driven in part by a 2.75 percent increase in same-property net operating income (NOI). We delivered total shareholder return of 46.2 percent, outperformed the Morgan Stanley REIT Index by a substantial margin, and exceeded the Standard & Poor's (S&P) Index, just as we have for the last one, three, five and ten years. In addition, S&P reaffirmed Regency's investment-grade ratings, as did Moody's and Fitch, both of whom also upgraded their outlooks.

Our 2004 accomplishments were not restricted to financial metrics alone; Regency's operations also performed at an equally high standard during the year. The fundamentals of the operating portfolio remained sound, the in-process developments generated substantial value, and the pipeline for new developments continued to grow. We increased the value of our joint venture partnerships with Macquarie CountryWide Trust and Oregon Public Employees Retirement Fund, and we embarked on an important new relationship with the California State Teachers Retirement System. We expanded the Company's presence in a number of strong retail markets such as Chicago, Philadelphia, Raleigh and Washington, D.C., in part by acquiring two property portfolios. We also continued to leverage the Premier Customer Initiative (PCI) program to strengthen the appeal of our centers and produce higher sustainable same-property NOI. We are pleased that we achieved all of these benchmarks while fortifying the balance sheet and lowering the cost of capital.

Regency's exemplary achievements in 2004 were even more satisfying in the face of the numerous internal, marketplace and environmental challenges we encountered during the year. Internally, for example, Section 404 of the Sarbanes-Oxley Act added substantially to our workload, but we met or exceeded all of its requirements for internal controls. In the marketplace, competition from Wal-Mart continued to have an adverse impact on weaker players in the supermarket industry. Regency's strategy of anchoring our centers with market-dominant grocers and retailers with strong store sales helped to insulate us against this threat. Investors flocked to real estate, and competition for acquisition opportunities increased, while returns declined to unprecedented levels. In spite of these conditions, we were still able to leverage our joint venture relationships to profitably acquire high-quality properties in strong

"We have never been as confident about Regency's outlook as we are today."

retail markets, and to identify or create development opportunities that generate attractive returns. Finally, we were fortunate to escape the brunt of one of the worst hurricane seasons in Florida history, with our Florida shopping centers sustaining less than $1 million in unrecoverable damages, a small amount relative to the statewide losses incurred. We took advantage of the severe weather to test our disaster recovery systems for the future, and we were pleased that they passed with flying colors.

Regency's ability to overcome these and other challenges while still performing at an extremely high level bolsters our confidence in the Company and in our future. In fact, we have never been as confident about Regency's outlook as we are today. First, the operating portfolio has sustainable competitive advantages due to our strategy of partnering with market-leading grocers, dominant retailers and best-in-class side-shop tenants; as well as our ownership of superior neighborhood shopping centers in areas with above-average household income. We believe that this portfolio, combined with an industry-leading operating system, will enable us to increase same-property NOI by more than 2.5 percent annually, just as we have for the last six years. Second, the development program continues to thrive, along with the capital recycling and joint venture strategies that fuel its growth. We believe that the continued disciplined implementation of our programs and strategies should enable us to generate returns in excess of 10 percent annually in the development program; to double the size of our joint venture portfolio and substantially expand our platform while minimizing the need to issue precious new common equity; and to maintain a strong balance sheet and ready access to low-cost capital. Finally, we are confident that we can continue to attract, retain and motivate our management team and employees by fostering an entrepreneurial, open and supportive work environment where they can excel. Regency's success so far in this regard was highlighted by the results of our recent employee survey, in which 80 percent of Regency's people rated the Company favorably in every area relevant to employee engagement.

We move forward with confidence that we are well positioned to grow shareholder value. We recognize that to maximize this growth, we must continue to draw on the elements that make up Regency's unique brand of intellectual property—namely, our management team and employees, and the collective experience, insights, creativity, persistence, wisdom and competitiveness that they bring to our business every day. With this as a foundation, our goals for the next three years are to:

- Achieve a compound FFO per-share growth rate of eight percent;
- Generate returns on equity greater than 13 percent;
- Maintain a strong balance sheet and ready access to low-cost capital;
- Deliver compound shareholder return in excess of our peers.

As we work toward these goals, we extend warm thanks and appreciation to our many valued constituents. These include grocer and retailer customers, who have demonstrated their confidence in Regency by expanding their relationships with us in 2004; joint venture partners, who have dedicated additional capital to exploring mutual opportunities with our Company; shareholders, who have placed their trust in us by investing in Regency; and our management team and employees, who have devoted themselves to building and ensuring our prosperity. As we begin the next exciting chapter of Regency's growth story, we look forward to delivering impressive value to all of you in 2005 and beyond.

Martin E. Stein, Jr.
Chairman and Chief Executive Officer

Mary Lou Fiala
President and Chief Operating Officer



Mary Lou Fiala—President and Chief Operating Officer



At Regency Centers, we know precisely what makes a good investment. That's why our property portfolio has been one of the REIT industry's leading performers through the years in many different market cycles. At the core of Regency's success is our unique brand of intellectual property: namely, our exceptional insights into what defines a sound, long-term investment, as well as the talented real estate experts who identify the properties that fit our selective investment criteria.



Regency approaches our investment strategy with discipline and a sharp focus on generating stable, reliable growth in net operating income (NOI). This strategy calls for us to own prime real estate in leading metropolitan markets and to locate our neighborhood and community shopping centers in trade areas with strong demographics. It also dictates that we lease our retail space primarily to outstanding merchants, including market-leading grocer and retailer anchors, and best-in-class side-shop retailers. In addition, our strategy requires us to maintain convenient, well-designed shopping centers that appeal to retailers as well as consumers, a factor that helps us to sustain high occupancies, rents and rental-rate growth. Through this powerful combination of excellent locations, premier retailers and appealing centers, we are able to maintain a high-quality portfolio of truly superior real estate investments—properties that have produced average occupancies of 95.3 percent and average rental-rate growth of 9.5 percent over the last six years. In fact, in 2004, our investment strategy was so successful that we were able to increase occupancies of our centers to 96.1 percent and raise rents by 10.1 percent, which resulted in same-property NOI growth of 2.75 percent.

While owning properties of this exceptionally high caliber has been instrumental in Regency's success, we have also benefited significantly from our ability to access profitable new development and acquisition opportunities as they arise. Regency's investment officers, who are strategically located in market offices around the country, are well positioned to capitalize on these special opportunities, even in a highly competitive environment. They have an in-depth understanding of their local markets, on-the-ground research capabilities, and long-lasting ties with dominant grocer and retailer anchors, leading side-shop merchants, brokers and landowners. Their local expertise, market intelligence and strong relationships provide Regency with real advantages in the current marketplace—advantages we leveraged in 2004 when we and our joint venture partners acquired a $400 million property portfolio from Branch Properties. These factors also enable us to recognize exactly when to sell non-core, low-growth and high-risk properties—a skill that has been essential to Regency's ability to maintain a portfolio of high-quality real estate investments for our Company and our joint venture partners.


RENTAL

Just as Regency exercises great care in determining how to invest, we also devote extraordinary attention to identifying opportunities where we can add substantial value through development. Since Regency's inception as a public REIT in 1993, a core tenet of our business strategy has been to implement a value-added development program, through which we create neighborhood and community shopping centers that feature market-leading grocer and retailer anchors. We have consistently leveraged this program to generate shareholder value and deliver attractive returns—factors that have helped to make Regency one of the REIT industry's leading developers.

Regency's development professionals employ stringent disciplines that form a solid foundation for the success of our development program. First, they draw on their local knowledge, experience and proprietary research to zero in on communities that offer high population growth rates and favorable household demographics, including above-average household income. Then, they actively search for communities that lack a category-leading retailer or where retailers have indicated a need or desire to expand. Once they have identified a community that meets these criteria, they tap their relationships with our market-leading grocer and retailer partners to select just the right location for a new development.

In advance of commencing a development, our real estate experts set out to attract best-in-class side-shop retailers by leveraging Regency's proprietary retail operating system—the Premier Customer Initiative (PCI). Regency's PCI program provides rapidly expanding retailers with swift access to prime Regency retail space in top markets around the country, helping these retailers to meet their growth objectives. As a result of these advantages, PCI enables Regency to attract superior side-shop retailers who help to improve the merchandising mix in the centers and draw more shoppers.

Regency's real estate professionals possess deep market knowledge, and they are constantly on the watch for new development opportunities. For example, as supermarket growth has slowed, our professionals have intensified their efforts to identify new opportunities to serve dominant discount stores like Wal-Mart and Target. In fact, of the $270 million Regency invested in new development starts in 2004, the Company invested 40 percent in non-grocer-anchored centers, 25 percent of which was invested in centers anchored by Wal-Mart or Target.

Regency's development program is intensely customer driven, a fact that ensures the success of our developments and enables us to earn returns in excess of 10 percent—significantly higher than our cost of capital and substantially greater than the six to eight percent returns that we can generate from acquisitions of comparable high-quality centers. In fact, over the last five years, Regency has initiated $1.5 billion in new developments, at an average return of nearly 10.5 percent.




HOW WE FUND OUR GROWTH

Regency is a REIT industry leader because we invest and develop exceptionally well. Yet, we fully recognize that our ability to execute these strategies as effectively as we do is predicated on our skill in funding our growth in a way that maintains our institutional-quality balance sheet, fuels our expansion cost effectively through the efficient use of capital, and allows us to generate healthy shareholder returns. As in every aspect of Regency's operations, our intellectual capital—our people and their expertise—is the driving force behind the Company's success. These skilled professionals employ a financing strategy with several components, including capital recycling, joint ventures and aggressive balance sheet management, to sustain and strengthen our financial position.



The first component of our financing strategy is our self-funded capital-recycling program, which calls for us to dispose opportunistically of non-core developments and low-growth, lower quality operating properties, and to contribute operating properties to joint ventures. We then reinvest the proceeds along with our growing cash flow into higher quality developments and acquisitions that can generate more attractive returns. This approach enables us to fund investments cost effectively, generate greater returns on equity, maintain balance sheet strength and enhance the quality of the portfolio. During 2004, we took advantage of strong market demand for shopping centers, selling $526.7 million in developments, operating properties and outparcels.

An important component of our capital recycling strategy is joint ventures with investment partners who share our philosophies and objectives. Joint ventures offer an attractive value proposition to Regency because they help us to increase returns from acquisitions, they provide tax-efficient ways to realize development profits, and they enable us to expand our platform with a lower equity commitment. By year-end 2004, we had invested a total of $1.2 billion in partnership with Oregon Public Employees Retirement Fund and Macquarie CountryWide Trust. We had also joined with both partners in acquiring a $400 million property portfolio from Branch Properties. In addition, we had embarked on an important new joint venture relationship with the California State Teachers Retirement System. These collective partnerships produced a total of $9.3 million in fee income in 2004 which, combined with growing NOI, helped to generate attractive returns for Regency Centers.

The final element of Regency's strategy for increasing financial strength is to aggressively manage the balance sheet so that we can maintain investment-grade ratings and minimize the cost of capital. During 2004, we employed a series of measures to achieve these goals, including the refinancing of $175 million of preferred units and $150 million of unsecured debt, saving the Company $5.8 million annually. As a result of these and other measures, Regency closed the year in the strongest financial position in our history.


TARGET
Greatland
STOP

High-Quality Anchors

All of the neighborhood and community shopping centers in Regency's development program are anchored by market-leading supermarkets and retailers. In the case of Amerige Heights Town Center, a 120,000 square-foot Target and a 57,560 square-foot Albertsons are just two of several nationally recognized retailers who serve as co-anchors. Regency's real estate professionals worked closely with these anchor tenants to custom design a shopping center that provided them with the ideal environment for their retail needs. The formula worked, and Amerige Heights Town Center draws thousands of shoppers every week.

Master Planning

Every Regency development presents challenges, and Amerige Heights Town Center was no exception. Due to its location, Regency depended on the progress of a master developer to meet the strict opening schedules required by our anchor tenants. The site was also extraordinarily deep, creating the need for our anchors to have strong visibility and ample parking areas. Finally, the City had many site requirements, including incorporating an extensive Main Street into the layout and creating bridges and walkways that would provide community residents with easy access to the finished center. Regency worked closely with the City, the master planner and our tenants to develop an appealing site that not only met all of these demands, but that made Amerige Town Heights Center a true community centerpiece.

When our real estate professionals evaluate a potential development, they conduct a careful market analysis. When they evaluated this project, they noted that the surrounding area had limited quality grocery and retail choices, offered favorable household demographics, and was expected to have strong population growth. They also determined that the finished project would offer shoppers convenient access from all points on the compass. In addition, the site was within a new, master-planned community where residents could live, work, eat and shop. Such a setting offers Regency limited competition within a prosperous, highly populated area, as well as the stringent architectural standards that help make Amerige Heights Town Center a highly attractive shopping destination.


PHARMACY
ROSS
Payless ShoeSource

Best-in-Class Side-Shop Tenants

The neighborhood and community shopping centers in Regency's portfolio offer a multitude of best-in-class side-shop tenants who reinforce the presence of our primary anchors. These tenants are often a part of Regency's Premier Customer Initiative (PCI), our industry-leading retail operating system, which provides fast-growing retailers with access to space in multiple Regency centers around the country. PCI also increases the appeal of our centers and improves operating results for our merchants. Amerige Heights Town Center has a number of valued PCI clients in place, including UPS, Starbucks and Jamba Juice.


STATER BROS
Ralphs
FOOD
KING Soopers
24 HOUR SAVINGS
us bank

Amerige Heights Town Center

Regency's development of Amerige Heights Town Center, in the densely populated master-planned community of Amerige Heights in Fullerton, Calif., is an excellent example of our intellectual property in action. By working closely with city officials, tenants and the master developer, we successfully developed a former industrial site into a 417,000 square-foot community shopping center anchored by Albertsons, Target, Ross, Linens 'n Things, Old Navy and Barnes & Noble. We subsequently sold the center's "power" component and retained the neighborhood shopping center, which includes Albertsons and a variety of best-in-class side-shop merchants. This compelling combination of a high-quality grocer and numerous specialty side shops is complemented by an exceptional site layout that incorporates a "Main Street," and utilizes strict architectural and design standards to create the attractive, cohesive look of a true town center. As a result, Amerige Heights Town Center is one of the most important shopping destinations in the market—one that clearly illustrates the value of Regency's intellectual property.

"Our Board is composed of talented, engaged and thoughtful Directors who challenge us with their extraordinary insights. Their profound understanding of our business and their deep commitment to creating shareholder value makes them exceptional assets for Regency Centers and for our shareholders."

Martin E. (Hap) Stein, Jr.
Chairman and Chief Executive Officer
Regency Centers

Board Information

Regency Centers' wealth of intellectual property extends well beyond our world-class management team and dedicated employees to encompass our outstanding Board of Directors. Regency's Board is made up of experienced corporate leaders who are responsible and proactive stewards of the Company and who view excellent corporate governance as a fundamental responsibility to the Company's shareholders.

Regency's Directors actively engage in the various Board committees, including audit, compensation, investment, governance and nominating committees, and they undertake their duties with great interest and involvement. On the audit committee, for example, the Directors oversee the integrity of financial reporting, the quality of Regency's internal audit controls, and the relationship between the Company and the independent auditors. They expanded their responsibilities during 2004, working closely with Regency's management throughout the year to direct the implementation of Section 404 of the Sarbanes-Oxley Act.

Most of the corporate governance reforms mandated by the Securities and Exchange Commission (SEC) and New York Stock Exchange (NYSE) have been in place at Regency Centers for some time. Regency's Board, for example, has been composed of a majority of independent Directors since our initial public offering in 1993, and our audit, compensation and nominating committees have always been made up of independent Directors.

In 2004, Regency's Board voluntarily implemented additional corporate governance measures to further strengthen its accountability to shareholders. For example, the Board adopted a new policy of annual elections for each Director, thereby providing shareholders with greater flexibility in electing members of the Board and ensuring the accountability of every Director. The Board also increased stock ownership guidelines, initially adopted in 2002, for outside Directors. Regency's efforts to achieve and maintain excellence in corporate governance were recognized in early 2005 by a major corporate governance rating service, which awarded Regency with its highest ranking of 10, placing Regency among the top 34 companies of 3,220 reviewed by the service worldwide.

The Regency Centers Board of Directors is committed to adopt any and all corporate governance procedures in the future—not just the procedures required by regulatory bodies, but those that help Regency's Directors to fulfill the "spirit" of outstanding corporate governance, to act as reliable stewards and to perform unfailingly in their duty to represent the best interests of all Regency Centers shareholders.

Regency Centers' Directors

Raymond L. Bank
Member of Audit and Governance Committees
Director since 1997
Raymond L. Bank, age 51, was a founder and President of Merchant Partners, a venture capital firm focusing on retail, direct marketing, and consumer services companies, from 1994 through 2004. Ray serves as President of Raymond L. Bank & Associates, Inc., a firm investing in and advising marketing-driven companies in the retail, direct marketing, and services sectors since 1991.

C. Ronald Blankenship
Member of Compensation and Investment Committees
Director since 2001
C. Ronald Blankenship, age 55, has been Co-Chairman of Verde Group since June 2003. Ron was Vice Chairman of Security Capital from May 1998 until June 2003. He was Chief Operating Officer of Security Capital from 1998 to May 2002, and Managing Director from 1991 until May 1998. Prior to June 1997, Ron was the Chairman of Archstone Communities Trust. Ron was formerly a Trustee of ProLogis Trust and a Director of BelmontCorp, InterPark Holdings Incorporated, Storage USA, Inc. and Macquarie Capital Partners, LLC. Ron also served as Interim Chairman, Chief Executive Officer and Director of Homestead Village Incorporated from May 1999 until November 2001.

A. R. (Pete) Carpenter
Chairman of Governance Committee
Member of Audit and Compensation Committees
Director since 1993
A. R. Carpenter, age 63, was formerly Vice Chairman of CSX Corporation, a position he held from July 1999 to February 2001. From 1962 until February 2001, Pete held a variety of positions with CSX Transportation, Inc., including President and Chief Executive Officer from 1992 to July 1999, and Executive Vice President-Sales and Marketing from 1989 to 1992. Pete is a Director of Florida Rock Industries, Inc. and Stein Mart, Inc.

J. Dix Druce, Jr.
Chairman of Audit Committee
Director since 1993
J. Dix Druce, Jr., age 57, has been President and Chairman of the Board of National P.E.T. Scan, LLC since June 2000. From 1988 until 2000, Dix served as President and Chairman of the Board of Life Service Corp., Inc., a life insurance management company, and President and Director of American Merchants Life Insurance Company and its parent, AML Acquisition Company, from October 1992 until the companies' sale in 2000. Dix was President and Director (Chairman from May 1989 to July 1991) of National Farmers Union Life Insurance Company from 1987 to 1991, and President and Director of Loyalty Life Insurance Company and NFU Acquisition Company from 1987 to 1991. Dix is a Director of Florida Rock Industries, Inc.

Mary Lou Fiala
Director since 1997
Mary Lou Fiala, age 53, became President and Chief Operating Officer of Regency Centers in January 1999. Before joining Regency, Mary Lou was Managing Director—Security Capital U.S. Realty Strategic Group from March 1997 to January 1999. She was Senior Vice President and Director of Stores, New England—Macy's East/Federated Department Stores from 1994 to March 1997. From 1976 to 1994, Mary Lou held various merchandising and store operations positions with Macy's/Federated Department Stores. She is a member of the Board of Trustees of the International Council of Shopping Centers, a National Trustee for Boys & Girls Clubs of America, and a member of the Boards of Build-A-Bear Workshop, Inc. and the University of North Florida Foundation.

Bruce M. Johnson
Director since 2004
Bruce M. Johnson, age 57, has been Regency Centers' Chief Financial Officer and a Managing Director since 1993. From 1979 to 1993, Bruce served as Executive Vice President of Regency's predecessor real estate division. Prior to joining Regency, he was Vice President of Barnett Winston Trust, an equity and mortgage real estate investment trust. Bruce is Chairman of Brooks Rehabilitation Hospital, a private not-for-profit rehabilitation hospital, and he is on the Board and the Executive Committee of its private parent company, Brooks Health Systems.

Douglas S. Luke
Member of Compensation Committee
Director since 1993
Douglas S. Luke, age 63, is President and Chief Executive Officer of HL Capital, Inc., a personal management and investment company. Doug was President and Chief Executive Officer of WLD Enterprises, Inc., a Ft. Lauderdale, Florida-based diversified private investment and management company with interests in securities, real estate and operating businesses from 1991 to 1998. From 1987 to 1990, he was Managing Director of Rothschild Inc./Rothschild Ventures. Doug is a Director of MeadWestvaco Corporation, a diversified paper packaging and chemicals manufacturing company.

Joan Wellhouse Newton
Director Emeritus since 1997
Joan Wellhouse Newton, age 76, is Chairman Emeritus and co-founder of Regency Centers. She served on the Board of the Jacksonville branch of the Federal Reserve Bank of Atlanta from 1979 to 1983, with terms as Chairman in 1980 and 1983. She also served on the Board of Barnett Bank of Jacksonville, N.A. from 1985 to 1995. She was appointed in 1990 by former President George H.W. Bush to the National Advisory Council for Historic Preservation, and she served four years of her six-year term as Vice Chairman. She also served on the Board of Trustees of the University of North Florida from 2001 to 2003 and on the Florida Board of Governors in 2003. Joannie currently serves on the Boards of the Community Foundation and the Episcopal Foundation, as well as on the Executive Board of the Bok Tower Gardens.

John C. Schweitzer
Lead Director, Chairman of Compensation Committee
Member of Governance Committee
Director since 1999
John C. Schweitzer, age 60, was a member of Pacific Retail Trust's Board of Trustees before its merger into Regency Centers in February 1999. He is President of Westgate Corporation and Managing Partner of Campbell Capital, Ltd., which holds investments in real estate and venture capital operations. John is a Trustee of Archstone Smith Communities Trust, and a Director of J.P. Morgan Chase Bank of Texas-Austin and KLRU Austin Public Television. John previously served as a Director or Officer of a number of public companies and financial institutions, including Franklin Federal Bancorp, Elgin Clock Company, El Paso Electric Company, MBank El Paso, the Circle K Corporation, Homestead Village Incorporated and Enerserv Products.

Martin E. (Hap) Stein, Jr.
Chairman of the Board
Director since 1993
Martin "Hap" Stein, Jr., age 52, is Chairman of the Board and Chief Executive Officer of Regency Centers. Hap served as President of Regency from its initial public offering in October 1993 until December 31, 1998. He also served as President of Regency's predecessor real estate division since 1981, and as a Vice President from 1976 to 1981. Hap is a Director of Patriot Transportation Holding, Inc., a publicly held transportation and real estate company, and Stein Mart, Inc., a publicly held upscale discount retailer. He serves on the Boards of EverBank, a federal savings bank, and EverBank Financial Corp., a privately held savings and loan company. He also serves on the Board of Governors and the Executive Committee of the National Association of Real Estate Investment Trusts and is a member of the International Council of Shopping Centers, the Urban Land Institute, and the Real Estate Roundtable.

Thomas G. Wattles
Chairman of Investment Committee
Director since 2001
Thomas G. Wattles, age 53, has been Chairman and Chief Investment Officer of Dividend Capital Trust, an industrial property REIT, since March 2003 and Principal of Black Creek Group, a real estate investment management firm, since February 2003. Tom served as Managing Director of Security Capital from 1991 to 2002, and as a Trustee of ProLogis Trust from 1993 to May 2002. He was a Director of ProLogis' predecessor company from its formation in 1991, and he was Non-Executive Chairman of ProLogis from March 1997 to May 1998. He was Co-Chairman and Chief Investment Officer of ProLogis and its former REIT manager from November 1993 to March 1997, and Director of the former REIT manager from June 1991 to March 1997.

Terry N. Worrell
Member of Investment Committee
Director since 1999
Terry N. Worrell, age 60, was a member of Pacific Retail Trust's Board of Trustees before its merger into Regency Centers in February 1999. He is a private investor in commercial properties and other business ventures. Terry is a Director of Crescent Real Estate Equities Company, a real estate investment trust, and NL Industries, Inc., an international producer of titanium dioxide pigments. From 1974 to 1989 he was President and CEO of Sound Warehouse of Dallas, Inc. prior to its purchase by Blockbuster Music.

Headquarters and Market Offices

HEADQUARTERS

Jacksonville
121 West Forsyth Street, Suite 200
Jacksonville, Florida 32202
Phone: 904.598.7000 or 800.950.6333
Fax: 904.634.3428

MARKET OFFICES

Atlanta
1708 Peachtree Street, Suite 425
Atlanta, Georgia 30309
Phone: 404.575.3200 or 800.398.8901
Fax: 404.875.2217

Cincinnati
4380 Malsbary Road, Suite 500
Cincinnati, Ohio 45242
Phone: 513.686.1600 or 800.877.5776
Fax: 513.891.2467

Dallas
8140 Walnut Hill Lane, Suite 400
Dallas, Texas 75231
Phone: 214.706.2500 or 800.225.4646
Fax: 214.696.9512

Denver
1873 South Bellaire Street, Suite 600
Denver, Colorado 80222
Phone: 303.300.5300 or 888.920.9500
Fax: 303.691.6905

Houston
3700 Buffalo Speedway, Suite 840
Houston, Texas 77098
Phone: 713.599.3500 or 866.731.6505
Fax: 713.877.8999

Los Angeles
555 South Flower Street, Suite 3500
Los Angeles, California 90071
Phone: 213.553.2200 or 888.705.3092
Fax: 213.624.2280

Orange County
14200 Culver Drive, Suite S
Irvine, California 92604
Phone: 949.726.6000 or 888.705.3905
Fax: 949.653.9515

Palm Beach
6240 West Indiantown Road, Suite 8
Jupiter, Florida 33458
Phone: 561.741.4500 or 800.905.1187
Fax: 561.748.0280

Philadelphia
150 Monument Road, Suite 406
Bala Cynwyd, Pennsylvania 19004
Phone: 610.747.1200 or 866.256.2058
Fax: 610.664.1098

Portland
5335 SW Meadows, Suite 295
Lake Oswego, Oregon 97035
Phone: 503.603.4700 or 800.465.4558
Fax: 503.624.0336

Raleigh
101 Maynard Crossing Court
Cary, North Carolina 27513
Phone: 919.466.1500 or 888.468.9800
Fax: 919.469.9883

San Diego
265 Santa Helena, Suite 211
Solana Beach, California 92075
Phone: 858.847.4600 or 888.458.9270
Fax: 858.350.1669

San Francisco
1850 Mt. Diablo Boulevard, Suite 225
Walnut Creek, California 94596
Phone: 925.279.1760 or 800.797.7348
Fax: 925.935.5902

Seattle
1601 114th Avenue SE, Suite 135
Bellevue, Washington 98004
Phone: 425.709.7960 or 888.705.3648
Fax: 425.450.9744

St. Louis
16640 Chesterfield Grove Road, Suite 170
Chesterfield, Missouri 63005
Phone: 636.728.2700 or 800.727.0402
Fax: 636.519.9738

Tampa
10117 Princess Palm Avenue, Suite 104
Tampa, Florida 33610
Phone: 813.664.4800 or 800.995.6529
Fax: 813.664.1301

Washington, D.C.
8618 Westwood Center Drive, Suite 300
Vienna, Virginia 22182
Phone: 703.442.4300 or 800.791.3919
Fax: 703.288.4260

General Information

Registrar and Stock Transfer Agent
Wachovia Bank, N.A.
Charlotte, North Carolina

Independent Auditors
KPMG LLP
Certified Public Accountants
Jacksonville, Florida

General Counsel
Foley & Lardner LLP
Jacksonville, Florida

Stock Listing
New York Stock Exchange Symbol: REG

The Company's Form 10-K filing with the Securities and Exchange Commission is available upon request from the Company or from the Company's website.

The Company offers a dividend reinvestment plan ("DRIP") that enables its shareholders to reinvest dividends automatically, as well as to make voluntary cash payments toward the purchase of additional shares. For more information, contact Wachovia Bank Shareholder Services Group at 1.800.829.8432 or the Company's Shareholder Relations Department.

Regency Centers
121 West Forsyth Street, Suite 200
Jacksonville, Florida 32202
Telephone 904.598.7000
www.regencycenters.com

Annual Meeting
Regency's annual meeting will be held at The River Club, One Independent Drive, 35th Floor, Jacksonville, Florida in the River Room Salon I at 11:00 a.m. on Tuesday, May 3, 2005.

Operating Committee

Martin E. Stein, Jr.
Chairman and Chief Executive Officer

Mary Lou Fiala
President and Chief Operating Officer

Bruce M. Johnson
Managing Director and Chief Financial Officer

James G. Buis
Managing Director,
Investments—Southwest and Midwest

John S. Delatour
Managing Director, Operations—West

John F. Euart, Jr.
Managing Director, Investments—Southeast

Brian M. Smith
Managing Director, Investments—
Pacific, Mid-Atlantic and Northeast

James D. Thompson
Managing Director, Operations—East

Regency has included as Exhibit 31 to its annual report on Form 10-K for 2004 filed with the Securities and Exchange Commission certificates of its Chief Executive Officer, Chief Operating Officer and Chief Financial Officer certifying the quality of the Company's public disclosures. In addition, Regency's Chief Executive Officer has certified to the New York Stock Exchange that he is not aware of any violations by Regency of the Exchange's corporate governance listing standards.

Senior Officers

Mac Chandler
Senior Vice President, Investments—
Mid-Atlantic and Northeast

Thomas K. Engberg
Senior Vice President, Investments—
Northern California

Daniel J. Fox
Senior Vice President, Investments—Midwest

Mark W. Harrigian
Senior Vice President, Investments—
Southern California

N. Andy Hofheimer
Senior Vice President, Retailer Services

J. Christian Leavitt
Senior Vice President, Finance and Treasurer

Thomas E. McDonough
Senior Vice President, Investments—
Southern California

West Miller
Senior Vice President, Investments—Southwest

Lisa Palmer
Senior Vice President, Capital Markets

John H. Pharr
Senior Vice President, Operations—East

H. Craig Ramey
Senior Vice President, Investments—
Pacific Northwest






The UPS Store
11939


STARBUCKS COFFEE

Regency Centers

ALABAMA	
Southgate Village*	75,092
Publix	
Trace Crossing	74,130
Publix	
Valleydale Shopping Center*	118,466
Publix	
Village in Trussville	56,356
Bruno's Food, CVS/pharmacy	
ARIZONA	
Anthem Marketplace	113,292
Safeway	
Palm Valley Marketplace*	107,647
Safeway	
Paseo Village	92,399
Walgreens	
Pima Crossing	239,438
Stein Mart, Pier 1 Imports	
The Shops	35,710
Ace Hardware	
CALIFORNIA	
4 S Commons Town Center	265,239
Ralphs	
4 S Fitness Center	38,000
Alameda Bridgeside	104,983
Nob Hill	
Amerige Heights Town Center*	96,679
Albertsons, Target	
Bear Creek Village Center	80,316
Stater Bros.	
Blossom Valley	93,316
Safeway, Longs Drugs	
Campus Marketplace*	144,288
Ralphs, Longs Drugs	
Clayton Valley	236,683
Yardbirds Home Center, Longs Drugs	
Clovis Commons	183,286
Target	
Corral Hollow*	167,184
Safeway, Longs Drugs	
Costa Verde	178,622
Albertsons, Bookstar	
Diablo Plaza	63,214
Safeway, Longs Drugs	
El Camino Shopping Center	135,884
Von's Food & Drug, Sav-On Drugs	
El Cerrito Plaza*	256,034
Albertsons, Trader Joe's, Longs Drugs	
El Norte Parkway Plaza	87,990
Von's Food & Drug	
Encina Grande	102,499
Safeway, Walgreens	
Falcon Ridge	232,610
Stater Bros., Target	
French Valley	103,161
Stater Bros.	
Friars Mission Center	146,897
Ralphs, Longs Drugs	
Garden Village*	112,767
Albertsons, Rite Aid	
Gelson's Westlake Market Center	84,848
Gelson's	
Gilroy Crossing	322,955
Kohl's, Target	
Hasley Canyon Village	69,800
Ralphs	
Heritage Plaza	231,602
Ralphs, Sav-On Drugs, Ace Hardware	
Loehmann's Plaza	113,310
Safeway, Longs Drugs, Loehmann's	
Morningside Plaza	91,600
Stater Bros.	
Newland Center	149,174
Albertsons	
Oakbrook Plaza	83,279
Albertsons, Longs Drugs	
Park Plaza*	197,166
Von's Food & Drug, Sav-On Drugs	
Plaza Hermosa	94,940
Von's Food & Drug, Sav-On Drugs	
Powell Street Plaza	165,928
Trader Joe's, Ross Dress For Less, Circuit City	
Prairie City Crossing	90,209
Safeway	
Rona Plaza	51,754
Food 4 Less	
San Leandro Plaza	50,432
Safeway, Longs Drugs	
Santa Ana Downtown Plaza	100,305
Food 4 Less	
Seal Beach Center*	74,214
Safeway	
Sequoia Station	103,148
Safeway, Longs Drugs, Old Navy	
Shops of Santa Barbara	51,568
Circuit City	
Shops of Santa Barbara Phase II	69,457
Whole Foods	
Strawflower Village	78,827
Safeway, Longs Drugs	
Tassajara Crossing	146,188
Safeway, Longs Drugs	
Twin Peaks	198,139
Albertsons, Target	
Valencia Crossroads	167,857
Kohl's, Whole Foods	
Ventura Village	76,070
Von's Food & Drug	
Victoria Gateway Center	94,998
Circuit City	
Vista Village Phase I & II	181,266
Krikorian Theatres, Sprout's	
West Park Plaza	88,103
Safeway, Rite Aid	
Westlake Village Plaza & Center	190,519
Von's Food & Drug, Longs Drugs	
Westridge Village	92,287
Albertsons	
Woodman—Van Nuys	107,614
Gigante	
Woodside Central	80,591
Marshalls, Target	
COLORADO	
Belleview Square	117,085
King Soopers	
Boulevard Center	88,511
Safeway	
Buckley Square	111,146
King Soopers, True Value Hardware	
Centerplace of Greeley*	148,575
Safeway	
Cheyenne Meadows*	89,893
King Soopers	
Crossroad Commons*	144,288
Whole Foods, Barnes & Noble	
Hilltop Village	100,028
King Soopers	
Jackson Creek Crossing	85,263
King Soopers	
Leetsdale Marketplace	119,916
Safeway	
Littleton Square	94,257
King Soopers, Walgreens	


KOHL'S

BankofAmerica



Lloyd King Center	83,326
King Soopers	
New Windsor Marketplace	95,877
King Soopers	
Stroh Ranch Center	93,436
King Soopers	
Willow Creek Center*	162,896
Safeway	
Woodmen Plaza	104,558
King Soopers	
DELAWARE	
Pike Creek	229,510
Acme Markets, Kmart	
FLORIDA	
Anastasia Plaza*	102,342
Publix	
Aventura Shopping Center	102,876
Publix, CVS/pharmacy	
Beneva Village Shops	141,532
Publix, Walgreens	
Berkshire Commons	106,354
Publix, Walgreens	
Bloomingdale Square	267,935
Publix, Wal-Mart, Bealls	
Bolton Plaza	172,938
Wal-Mart	
Boynton Lakes Plaza	130,924
Winn-Dixie	
Carriage Gate	76,833
TJ Maxx	
Chasewood Plaza	155,603
Publix, Bealls	
Courtyard Shopping Center	137,256
Albertsons, Target	
East Port Plaza	235,842
Publix, Walgreens	
East Towne Shopping Center	69,841
Publix	
Fleming Island	136,662
Publix, Stein Mart	
Gardens Square	90,258
Publix, CVS/pharmacy	
Highland Square*	262,194
Publix, Winn-Dixie	
John's Creek Center	105,414
Publix	
Julington Village*	81,820
Publix	
Kings Crossing*	75,020
Publix	
Lynn Haven Shopping Center*	63,871
Publix	
Mainstreet Square	107,134
Winn-Dixie, Walgreens	
Mariner's Village	133,440
Winn-Dixie, Walgreens	
Market Place–St. Petersburg	90,296
Publix	
Martin Downs Village Center	121,946
Bealls	
Martin Downs Village Shoppes	49,743
Walgreens	
Millhopper Shopping Center	84,065
Publix	
Newberry Square	180,524
Publix, Kmart	
Ocala Corners*	86,772
Publix	
Ocean Breeze Plaza	108,209
Publix	
Old St. Augustine Plaza	232,459
Publix	
Palm Harbour Shopping Village*	172,758
Publix	
Palm Trail Plaza	76,067
Winn-Dixie	
Peachland Promenade	82,082
Publix	
Pine Tree Plaza	60,787
Publix	
Plantation Plaza Phase I & II*	82,156
Publix	
Regency Court	218,649
CompUSA, Office Depot, Sports Authority	
Regency Square	349,848
TJ Maxx, Staples, Michaels, Marshalls	
Regency Village*	83,170
Publix	
Shoppes at 104*	108,192
Winn Dixie	
Shoppes of Grande Oak	78,784
Publix	
Shoppes of Pebblebrooke*	76,767
Publix	
Shops of San Marco*	91,537
Publix	
Town Center at Martin Downs	64,546
Publix	
Town Square	44,679
Petco, Pier 1 Imports	
University Collection	106,899
Kash N Karry	
Village Center–Tampa	181,110
Publix, Walgreens, Stein Mart	
Vineyard Shopping Center	62,821
Publix	
Welleby Plaza	109,949
Publix	
Wellington Town Square	107,325
Publix, CVS/pharmacy	
Willa Springs	89,930
Publix	
GEORGIA	
Ashford Place	53,450
Pier 1 Imports	
Bethesda Walk*	68,271
Publix	
Braelinn Village*	226,522
Kroger	
Briarcliff LaVista	39,203
Michael's	
Briarcliff Village	187,156
Publix, TJ Maxx, Office Depot, Petco	
Brookwood Village*	28,774
Buckhead Court	55,235
Buckhead Crossing*	221,874
Ross Dress For Less, Marshalls, Office Depot	
Cambridge Square	71,475
Kroger	
Cobb Center*	69,548
Publix	
Coweta Crossing*	68,489
Publix	
Cromwell Square	70,282
CVS/pharmacy, Lakewood Antiques	
Cumming 400	126,900
Publix, Big Lots	
Delk Spectrum	100,539
Publix	
Dunwoody Hall	89,351
Publix	
Dunwoody Village	120,598
Fresh Market, Walgreens	
Howell Mill Village*	97,990
Save Rite Grocery	
Killian Hill Market*	113,216
Publix	


cingular
WIRELESS

Regency Centers *(Continued)*

Lindbergh Crossing*	27,059
Loehmann's Plaza	137,601
Loehmann's	
Memorial Bend	177,283
Publix, TJ Maxx	
Northlake Promenade*	25,394
Orchard Square*	93,222
Publix	
Paces Ferry Plaza	61,696
Peachtree Parkway Plaza*	95,509
Winn-Dixie	
Powers Ferry Kroger*	45,528
Kroger	
Powers Ferry Square	97,706
CVS/pharmacy	
Powers Ferry Village	78,996
Publix, CVS/pharmacy	
Publix Plaza*	60,425
Publix	
Rivermont Station	90,267
Kroger	
Rose Creek*	69,790
Publix	
Roswell Crossing*	201,979
Office Max, PetsMart	
Russell Ridge	98,559
Kroger	
Thomas Crossroads*	84,928
Kroger	
Trowbridge Crossing*	62,558
Publix	
Woodstock Crossing*	66,122
Kroger	
ILLINOIS	
Baker Hill Center*	135,285
Dominick's	
Deer Grove Center Phase I & II*	234,556
Dominick's	
Fox Lake Crossing*	99,072
Dominick's	
Frankfort Crossing	114,534
Jewel Osco	
Geneva Crossing*	123,182
Dominick's	
Hinsdale Lake Commons	178,975
Dominick's, Ace Hardware	
Shorewood Crossing*	87,705
Dominick's	
Stearns Crossing*	96,613
Dominick's	
Westbrook Commons	121,502
Dominick's, Walgreens	
INDIANA	
Greenwood Springs	90,340
Walmart Supercenter	
KENTUCKY	
Franklin Square*	203,318
Kroger, Rite Aid, JC Penney, Office Depot	
Silverlake Shopping Center*	99,352
Kroger	
MARYLAND	
Clinton Plaza*	188,243
Giant	
King Farm Village Center*	120,588
Safeway	
MICHIGAN	
Fenton Marketplace	97,224
Farmer Jack, Michaels	
Lakeshore Village	85,940
Kroger, Rite Aid	
Regency Independence Square	89,083
Kroger	
Waterford Towne Center	96,101
Kroger	
NEVADA	
Anthem Highland Shopping Center	118,495
Albertsons	
NEW HAMPSHIRE	
Amherst Street Village Center	47,720
Merrimack Shopping Center	90,768
Shaw's	
NORTH CAROLINA	
Bent Tree Plaza*	79,503
Kroger	
Cameron Village*	629,994
Harris Teeter, Fresh Market	
Carmel Commons	132,651
Fresh Market	
Fuquay Crossing*	124,774
Kroger	
Garner Towne Square	221,776
Kroger, Target, Office Max, Home Depot	
Glenwood Village	42,864
Harris Teeter	
Greystone Village*	85,665
Food Lion	
Kernersville Marketplace	72,590
Harris Teeter	
Lake Pine Plaza	87,691
Kroger	
Maynard Crossing	122,782
Kroger	
Southpoint Crossing	103,128
Kroger	
Union Square	97,191
Harris Teeter, CVS/pharmacy	
Woodcroft Shopping Center	89,835
Food Lion, True Value Hardware	
OHIO	
Beckett Commons	121,498
Kroger, Stein Mart	
Cherry Grove Plaza	195,497
Kroger, TJ Maxx	
East Pointe Crossing	86,503
Kroger	
Hyde Park Plaza	397,893
Kroger, Thriftway, Walgreens, Michaels	
Kingsdale Shopping Center	268,970
Giant Eagle	
Kroger New Albany Center	91,722
Kroger	
Northgate Plaza	85,100
Kroger	
Park Place Center	106,834
Regency Commons	30,654
Regency Milford Center*	108,903
Kroger	
Shoppes of Mason	80,800
Kroger	
West Chester Plaza	88,182
Kroger	
Windmiller Plaza	120,362
Kroger, Orchard Hardware	
Worthington Park Centre	93,095
Kroger	
OREGON	
Cherry Park Market*	113,518
Safeway	
Hillsboro Market Center*	150,080
Albertsons, Marshalls, PetsMart	
McMinnville Market Center	74,400
Albertsons	
Murrayhill Marketplace	149,215
Safeway	
Sherwood Crossroads	84,266
Safeway	


410-4

WELLS FARGO

108


Sherwood Market Center	124,257
Albertsons	
Sunnyside 205	52,710
Walker Center	89,610
Sportmart	
PENNSYLVANIA	
Gateway Shopping Center	219,697
Trader Joe's	
SOUTH CAROLINA	
Fairview Market*	53,888
Publix	
Merchants Village*	79,724
Publix	
Murray Landing	64,441
Publix	
North Pointe*	64,257
Publix	
Pelham Commons	76,541
Publix	
Poplar Springs*	64,038
Publix	
Queensborough Shopping Center*	82,333
Publix	
Rosewood Shopping Center*	36,887
Publix	
TENNESSEE	
Harding Mall	198,800
Harpeth Village	70,091
Publix	
Market Place*	64,000
Kroger	
Nashboro Village	86,811
Kroger	
Northlake Village	151,629
Kroger, CVS/pharmacy, Petco	
Peartree Village	114,795
Harris Teeter, Office Max	
TEXAS	
Alden Bridge Village Center	138,953
Kroger, Walgreens	
Atascocita Center	94,180
Kroger	
Bethany Park Place	74,066
Kroger	
Casa Linda Plaza	324,639
Albertsons, Petco	
Champion Forest	115,247
Randall's Food	
Cochran's Crossing	138,192
Kroger	
Cooper Street Plaza	133,196
Circuit City, Office Max, Home Depot	
Fort Bend Center	30,164
Kroger	
Hancock Center	410,438
H-E-B, Sears, Old Navy, Petco	
Hebron Parkway Plaza*	46,800
Albertsons	
Hillcrest Village	14,530
Indian Springs Center*	135,757
H-E-B	
Keller Town Center	114,937
Tom Thumb	
Kleinwood Center	152,886
H-E-B, Walgreens	
Legacy Center	56,669
Albertsons	
Main Street Center	42,922
Albertsons	
Market at Preston Forest	91,624
Tom Thumb	
Market at Round Rock	123,046
Albertsons	
Mockingbird Commons	120,321
Tom Thumb	
North Hills Town Center	144,019
H-E-B	
Panther Creek	165,560
Randall's Food, CVS/pharmacy	
Preston Park Village	273,396
Tom Thumb, Williams-Sonoma, Gap	
Prestonbrook Crossing	91,274
Kroger	
Prestonwood Park	101,024
Albertsons	
Rockwall Town Center	65,644
Tom Thumb	
Shiloh Springs	110,040
Kroger	
Signature Plaza	28,874
Kroger	
Spring West Center	144,060
H-E-B	
Sterling Ridge Village Center	128,643
Kroger, CVS/pharmacy	
Sweetwater Plaza*	134,045
Kroger, Walgreens	
Trophy Club Plaza	106,607
Tom Thumb	
Valley Ranch Centre	117,187
Tom Thumb	
VIRGINIA	
Ashburn Farm Market Center	91,905
Giant	
Braemar Shopping Center*	96,439
Safeway	
Brookville Plaza*	63,665
Kroger	
Cheshire Station	97,156
Safeway, Petco	
Fortuna Village Center	108,582
Shoppers Food Warehouse	
Hollymead Town Center	163,225
Harris Teeter	
Market at Opitz Crossing	149,810
Safeway	
Signal Hill	109,200
Shoppers Food Warehouse	
Somerset Crossing*	104,128
Shoppers Food Warehouse	
Statler Square	133,660
Kroger, CVS/pharmacy, Staples	
Tall Oaks Village Center	71,953
Giant	
Village Center at Dulles*	298,601
Shoppers Food Warehouse, CVS/pharmacy, Petco	
WASHINGTON	
Cascade Plaza*	211,072
Safeway, Longs Drugs, Ross Dress For Less	
Inglewood Plaza	17,253
James Center*	140,240
Fred Meyer, Rite Aid	
Orchard Market Center	51,957
Jo-Ann Fabric	
Padden Parkway Market Center	83,569
Albertsons	
Pine Lake Village	102,953
QFC Market, Rite Aid	
Sammamish Highlands	101,289
Safeway, Bartell Drugs	
South Point Plaza	190,378
Cost Cutter Foods, Rite Aid, Office Depot	
Southcenter	58,282
Target	
Spokane Valley	37,887
Thomas Lake Center	103,872
Albertsons, Rite Aid	

All numbers represent center square footage.
Portfolio list does not include single-tenant properties.

*Indicates joint venture property.


WHOLE FOODS MARKET
TRADER JOE'S
The Fresh Store
Harris Teeter

Financial Section—Table of Contents

Selected Financial Data

The following table sets forth Selected Financial Data for Regency on a historical basis for the five years ended December 31, 2004. This information should be read in conjunction with the financial statements of Regency (including the related notes thereto).

(in thousands except per share data and number of properties)	**2004**	2003	2002	2001	2000
Operating Data:					
Revenues	$ **391,948**	363,200	339,810	307,454	291,153
Operating expenses	**213,716**	189,368	169,113	158,646	144,548
Other expenses (income)	**42,619**	34,836	62,134	39,904	48,031
Minority interests	**22,304**	32,811	35,807	36,036	34,098
Income from continuing operations	**113,309**	106,185	72,756	72,868	64,476
Income from discontinued operations	**23,018**	24,604	37,768	27,796	23,135
Net income	**136,327**	130,789	110,524	100,664	87,611
Preferred stock dividends	**8,633**	4,175	2,858	2,965	2,817
Net income for common stockholders	**127,694**	126,614	107,666	97,699	84,794
Weighted average common shares outstanding for diluted EPS	**61,481**	61,242	60,438	59,274	58,659
Income per common share—diluted:					
Income from continuing operations	$ **1.71**	1.71	1.20	1.21	1.08
Net income for common stockholders	$ **2.08**	2.12	1.84	1.69	1.49
Reconciliation of Net Income for Common Shareholders to Funds from Operations:					
Net income for common stockholders	$ **127,694**	126,614	107,666	97,699	84,794
Add (less):					
Depreciation expense of real estate including joint ventures	**78,170**	72,117	67,907	61,083	55,462
Amortization of leasing commissions and intangibles	**9,386**	7,052	6,029	4,750	2,887
Minority interest of exchangeable partnership units	**2,579**	3,044	2,797	2,557	2,492
(Gain) on sale of operating properties	**(16,956)**	(27,001)	(10,827)	(699)	(2,654)
Convertible preferred stock dividends	**—**	—	2,858	2,965	2,817
Funds from Operations	$ **200,873**	181,826	176,430	168,355	145,798
Weighted average shares outstanding for diluted Funds from Operations	**62,634**	61,242	61,550	60,762	60,146
Balance Sheet Data:					
Real estate investments before accumulated depreciation	**$3,332,671**	3,166,346	3,094,071	3,156,831	2,943,627
Total assets	**3,243,824**	3,098,229	3,068,928	3,109,314	3,035,144
Total debt	**1,493,090**	1,452,777	1,333,524	1,396,721	1,307,072
Total liabilities	**1,610,743**	1,562,530	1,426,349	1,478,811	1,390,796
Minority interests	**134,364**	254,721	420,859	411,452	418,933
Stockholders' equity	**1,498,717**	1,280,978	1,221,720	1,219,051	1,225,415
Other Information:					
Common dividends declared per share	$ **2.12**	2.08	2.04	2.00	1.92
Common stock outstanding including convertible preferred stock and operating partnership units	**64,297**	61,227	61,512	60,645	60,048
Combined Basis gross leasable area (GLA)	**33,816**	30,348	29,483	29,089	27,991
Combined Basis number of properties owned	**291**	265	262	272	261
Ratio of earnings to fixed charges	**2.2**	1.9	1.5	1.5	1.4

Forward-Looking Statements

In addition to historical information, the following information contains forward-looking statements as defined under federal securities laws. These statements are based on current expectations, estimates and projections about the industry and markets in which Regency operates, and management's beliefs and assumptions. Forward-looking statements are not guarantees of future performance and involve certain known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, changes in national and local economic conditions; financial difficulties of merchants and retailers; competitive market conditions, including pricing of acquisitions and sales of properties and out-parcels; changes in expected leasing activity and market rents; timing of acquisitions, development starts and sales of properties and out-parcels; weather; the ability to obtain governmental approvals; and meeting development schedules. The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements and Notes thereto of Regency Centers Corporation appearing elsewhere within.

Overview and Operating Philosophy

Regency is a qualified real estate investment trust ("REIT"), which began operations in 1993. Our primary operating and investment goal is long-term growth in earnings per share and total shareholder return, which we hope to achieve by focusing on a strategy of owning, operating and developing neighborhood and community shopping centers that are anchored by market-leading supermarkets, and located in areas with attractive demographics. We own and operate our shopping centers through our operating partnership, Regency Centers, L.P. ("RCLP"), in which we currently own approximately 98% of the operating partnership units. Regency's operating, investing and financing activities are generally performed by RCLP, its wholly owned subsidiaries and its joint ventures with third parties.

Currently, our real estate investment portfolio before depreciation totals $4.5 billion with 291 shopping centers in 23 states, including approximately $1.4 billion in real estate assets composed of 78 shopping centers owned by unconsolidated joint ventures in 17 states. [Portfolio information is presented (a) on a combined basis, including unconsolidated joint ventures ("Combined Basis"), (b) on a basis that excludes the unconsolidated joint ventures ("Consolidated Properties") and (c) on a basis that includes only the unconsolidated joint ventures ("Unconsolidated Properties").] We believe that providing our shopping center portfolio information under these methods provides a more complete understanding of the properties that we own, including those that we partially own and for which we provide property and asset management services. At December 31, 2004, our gross leasable area ("GLA") on a Combined Basis totaled 33.8 million square feet and was 92.7% leased. The GLA for the Consolidated Properties totaled 24.5 million square feet and was 91.2% leased. The GLA for the Unconsolidated Properties totaled 9.3 million square feet and was 96.7% leased.

We earn revenues and generate operating cash flow by leasing space to grocers and retail side-shop tenants in our shopping centers. We experience growth in revenues by increasing occupancy and rental rates at currently owned shopping centers, and by acquiring and developing new shopping centers. A neighborhood center is a convenient, cost-effective distribution platform for food retailers. Grocery-anchored centers generate substantial daily traffic and offer sustainable competitive advantages to their tenants. This high traffic generates increased sales, thereby driving higher occupancy, rental rates and rental-rate growth for Regency, which we expect to sustain our growth in earnings per share and increase the value of our portfolio over the long term.

We seek a range of strong national, regional and local specialty tenants, for the same reason that we choose to anchor our centers with leading grocers. We have created a formal partnering process—the Premier Customer Initiative ("PCI")—to promote mutually beneficial relationships with our non-grocer specialty retailers. The objective of PCI is for Regency to build a base of specialty tenants who represent the "best-in-class" operators in their respective merchandising categories. Such tenants reinforce the consumer appeal and other strengths of a center's grocery anchor, help to stabilize a center's occupancy, reduce re-leasing downtime, reduce tenant turnover and yield higher sustainable rents.

We grow our shopping center portfolio through new shopping center development, where we acquire the land and construct the building. Development is customer driven, meaning we generally have an executed lease from the anchor before we start construction. Developments serve the growth needs of our market-leading grocers and anchors, and our specialty retail customers, resulting in modern shopping centers with long-term leases from the grocery anchors and produce attractive returns on our invested capital. This development process can require up to 36 months from initial land or redevelopment acquisition through construction, lease-up and stabilization of rental income, depending upon the size of the project. Generally, anchor tenants begin operating their stores prior to the completion of construction of the entire center, resulting in rental income during the development phase.

We intend to maintain a conservative capital structure to fund our growth programs without compromising our investment-grade ratings. Our approach is founded on our self-funding business model. This model utilizes center "recycling" as a key component. Our recycling strategy calls for us to re-deploy the proceeds from the sales of properties into new, higher-quality developments that we expect to generate sustainable revenue growth and more attractive returns. Our commitment to maintaining a high-quality shopping center portfolio dictates that we continually assess the value of all of our properties and sell those that no longer meet our long-term investment criteria.

Joint venturing of shopping centers also provides us with a capital source for new development, as well as the opportunity to earn fees for asset and property management services. As asset manager, we are engaged by our partners to apply similar operating, investment, and capital strategies to the portfolios owned by the joint ventures. Joint ventures grow their shopping center investments through acquisitions from third parties or direct purchases from Regency. Although selling properties to joint ventures reduces our ownership interest, we continue to share in the risks and rewards of centers that meet our long-term investment strategy. Regency is not subject to liability and has no obligations or guarantees of the joint ventures beyond its ownership percentage.

We have identified certain significant risks and challenges affecting our industry, and we are addressing them accordingly. An economic downturn could result in declines in occupancy levels at our shopping centers, which would reduce our rental revenues; however, we believe that our investment focus on grocery-anchored shopping centers that provide daily necessities will minimize the impact of a downturn in the economy. Increased competition from super-centers such as Wal-Mart could result in grocery-anchor closings or consolidations in the grocery store industry. We closely monitor the operating performance and tenants' sales in our shopping centers that operate near super-centers. A slowdown in our shopping center development program could reduce operating revenues and gains from sales. We believe that developing shopping centers in markets with strong demographics with leading grocery stores will enable us to continue to maintain our development program at historical averages.

Shopping Center Portfolio

The following tables summarize general operating statistics related to our shopping center portfolio, which we use to evaluate and monitor our performance. The portfolio information below is presented (a) on a Combined Basis, (b) for Consolidated Properties and (c) for Unconsolidated Properties:

	December 31, 2004	December 31, 2003
Number of Properties (a)	**291**	265
Number of Properties (b)	**213**	219
Number of Properties (c)	**78**	46
Properties in Development (a)	**34**	36
Properties in Development (b)	**32**	34
Properties in Development (c)	**2**	2
Gross Leaseable Area (a)	**33,815,970**	30,347,744
Gross Leaseable Area (b)	**24,532,952**	24,565,776
Gross Leaseable Area (c)	**9,283,018**	5,781,968
% Leased—All Properties (a)	**92.7%**	92.2%
% Leased—All Properties (b)	**91.2%**	91.8%
% Leased—All Properties (c)	**96.7%**	95.7%
% Leased—Non development (a)	**96.1%**	95.4%
% Leased—Non development (b)	**95.6%**	95.1%
% Leased—Non development (c)	**97.2%**	97.1%

The Company seeks to reduce its operating and leasing risks through diversification which it achieves by geographically diversifying its shopping centers; avoiding dependence on any single property, market, or tenant, and owning a portion of its shopping centers through joint ventures. The following table is a list of the shopping centers summarized by state and in order of largest holdings presented on a Combined Basis:

	December 31, 2004				December 31, 2003			
Location	**# Properties**	**GLA**	**% of Total GLA**	**% Leased**	# Properties	GLA	% of Total GLA	% Leased
California	**51**	**6,527,802**	**19.3%**	**91.9%**	49	5,917,372	19.5%	90.8%
Florida	**50**	**5,970,898**	**17.7%**	**94.9%**	50	5,943,345	19.6%	94.3%
Texas	**32**	**3,968,940**	**11.7%**	**89.3%**	41	5,086,086	16.7%	88.1%
Georgia	**36**	**3,383,495**	**10.0%**	**97.4%**	20	2,008,066	6.6%	95.8%
North Carolina	**13**	**1,890,444**	**5.6%**	**94.2%**	3	408,211	1.3%	97.0%
Ohio	**14**	**1,876,013**	**5.5%**	**87.7%**	14	1,901,538	6.3%	90.6%
Colorado	**15**	**1,639,055**	**4.8%**	**98.0%**	14	1,623,674	5.3%	94.2%
Virginia	**12**	**1,488,324**	**4.4%**	**91.1%**	10	1,272,369	4.2%	89.1%
Illinois	**9**	**1,191,424**	**3.5%**	**98.0%**	6	444,234	1.5%	96.5%
Washington	**11**	**1,098,752**	**3.2%**	**97.6%**	10	1,050,061	3.5%	98.7%
Oregon	**8**	**838,056**	**2.5%**	**95.5%**	9	1,020,470	3.4%	96.4%
Tennessee	**7**	**697,034**	**2.1%**	**70.4%**	7	652,906	2.1%	91.5%
Arizona	**5**	**588,486**	**1.7%**	**93.1%**	8	838,715	2.8%	92.2%
South Carolina	**8**	**522,109**	**1.5%**	**95.7%**	5	339,926	1.1%	95.7%
Michigan	**4**	**368,348**	**1.1%**	**93.4%**	4	368,260	1.2%	87.2%
Maryland	**2**	**326,638**	**1.0%**	**93.9%**	1	188,243	0.6%	90.2%
Alabama	**4**	**324,044**	**1.0%**	**86.7%**	6	543,330	1.8%	85.5%
Kentucky	**2**	**302,670**	**0.9%**	**97.5%**	3	323,029	1.1%	97.8%
Delaware	**2**	**240,418**	**0.7%**	**99.9%**	2	240,418	0.8%	99.5%
Pennsylvania	**2**	**225,697**	**0.7%**	**100.0%**	1	6,000	—	100.0%
New Hampshire	**2**	**138,488**	**0.4%**	**50.0%**	—	—	—	—
Nevada	**1**	**118,495**	**0.4%**	**45.5%**	—	—	—	—
Indiana	**1**	**90,340**	**0.3%**	**69.2%**	—	—	—	—
Missouri	**—**	**—**	**—**	**—**	1	82,498	0.3%	91.5%
New Jersey	**—**	**—**	**—**	**—**	1	88,993	0.3%	89.4%
Total	**291**	**33,815,970**	**100.0%**	**92.7%**	265	30,347,744	100.0%	92.2%

The following table is a list of the shopping centers summarized by state and in order of largest holdings presented for Consolidated Properties:

	December 31, 2004				December 31, 2003			
Location	# Properties	GLA	% of Total GLA	% Leased	# Properties	GLA	% of Total GLA	% Leased
California	44	5,479,470	22.3%	90.5%	41	4,859,526	19.8%	90.1%
Florida	38	4,684,299	19.1%	94.6%	39	4,738,901	19.3%	94.1%
Texas	29	3,652,338	14.9%	88.8%	34	4,167,951	17.0%	87.9%
Ohio	13	1,767,110	7.2%	87.1%	13	1,792,635	7.3%	92.7%
Georgia	17	1,656,297	6.8%	96.1%	17	1,656,294	6.7%	96.8%
Colorado	11	1,093,403	4.4%	97.6%	11	1,223,072	5.0%	92.6%
North Carolina	9	970,508	3.9%	97.5%	9	970,558	3.9%	98.6%
Virginia	8	925,491	3.8%	86.4%	8	910,103	3.7%	85.2%
Washington	9	747,440	3.0%	97.3%	7	662,573	2.7%	95.6%
Tennessee	6	633,034	2.6%	67.4%	6	444,234	1.8%	96.5%
Oregon	6	574,458	2.3%	96.1%	7	688,359	2.8%	92.2%
Arizona	4	480,839	2.0%	91.6%	6	545,277	2.2%	90.5%
Illinois	3	415,011	1.7%	97.4%	3	408,211	1.7%	97.0%
Michigan	4	368,348	1.5%	93.4%	4	368,260	1.5%	87.2%
Delaware	2	240,418	1.0%	99.9%	2	240,418	1.0%	99.5%
Pennsylvania	2	225,697	0.9%	100.0%	1	6,000	—	100.0%
South Carolina	2	140,982	0.6%	85.7%	3	223,315	0.9%	94.3%
New Hampshire	2	138,488	0.6%	50.0%	—	—	—	—
Alabama	2	130,486	0.5%	97.3%	5	468,238	1.9%	83.1%
Nevada	1	118,495	0.5%	45.5%	—	—	—	—
Indiana	1	90,340	0.4%	69.2%	—	—	—	—
Kentucky	—	—	—	—	1	20,360	0.1%	93.1%
Missouri	—	—	—	—	1	82,498	0.3%	91.5%
New Jersey	—	—	—	—	1	88,993	0.4%	89.4%
Total	213	24,532,952	100.0%	91.2%	219	24,565,776	100.0%	91.8%

The following table is a list of the shopping centers summarized by state and in order of largest holdings presented for Unconsolidated Properties owned in joint ventures:

	December 31, 2004				December 31, 2003			
Location	**# Properties**	**GLA**	**% of Total GLA**	**% Leased**	# Properties	GLA	% of Total GLA	% Leased
Georgia	19	1,727,198	18.6%	98.6%	3	351,772	6.1%	91.1%
Florida	12	1,286,599	13.8%	96.1%	11	1,204,444	20.8%	98.0%
California	7	1,048,332	11.3%	99.1%	8	1,057,846	18.3%	97.5%
North Carolina	4	919,936	9.9%	90.7%	1	79,503	1.4%	100.0%
Illinois	6	776,413	8.4%	98.3%	—	—	—	—
Virginia	4	562,833	6.1%	98.9%	2	362,266	6.3%	99.0%
Colorado	4	545,652	5.9%	98.7%	3	400,602	6.9%	99.1%
South Carolina	6	381,127	4.1%	99.3%	2	116,611	2.0%	98.5%
Washington	2	351,312	3.8%	98.1%	2	357,897	6.2%	97.8%
Maryland	2	326,638	3.5%	93.9%	1	188,243	3.3%	90.2%
Texas	3	316,602	3.4%	94.6%	7	918,135	15.9%	89.2%
Kentucky	2	302,670	3.3%	97.5%	2	302,669	5.2%	98.1%
Oregon	2	263,598	2.8%	94.3%	1	150,356	2.5%	92.5%
Alabama	2	193,558	2.1%	79.6%	1	75,092	1.3%	100.0%
Ohio	1	108,903	1.2%	96.1%	1	108,903	1.9%	88.4%
Arizona	1	107,647	1.1%	100.0%	1	107,629	1.9%	96.3%
Tennessee	1	64,000	0.7%	100.0%	—	—	—	—
Total	78	9,283,018	100.0%	96.7%	46	5,781,968	100.0%	95.7%

The following summarizes the four largest grocery tenants occupying our shopping centers at December 31, 2004:

Grocery Anchor	Number of Stores[(a)]	Percentage of Company-owned GLA[(b)]	Percentage of Annualized Base Rent[(c)]
Kroger	63	10.6%	7.9%
Publix	61	8.5%	4.9%
Safeway	51	6.6%	4.2%
Albertsons	24	2.8%	2.2%

(a) For the Combined Properties including stores owned by grocery anchors that are attached to our centers.
(b) For the Combined Properties.
(c) Annualized base rent includes the Consolidated Properties plus Regency's pro-rata share of the Unconsolidated Properties which reflects our effective risk related to those tenants.

Liquidity and Capital Resources

General

We expect that cash generated from revenues, including gains from the sale of real estate, will provide the necessary funds on a short-term basis to pay our operating expenses, interest expense, scheduled principal payments on outstanding indebtedness, recurring capital expenditures necessary to maintain our shopping centers properly, and distributions to stock and unit holders. Net cash provided by operating activities was $183.9 million, $180.6 million and $154.8 million, for the years ended December 31, 2004, 2003 and 2002, respectively. During the years ended December 31, 2004, 2003 and 2002, our gains from the sale of real estate were $60.5 million, $65.9 million, and $40.1 million, we incurred capital expenditures of $11.7 million, $13.5 million and $15.0 million to maintain our shopping centers, paid scheduled principal payments of $5.7 million, $4.1 million and $5.6 million to our lenders, and paid dividends and distributions of $157.2 million, $157.9 million and $158.5 million to our share and unit holders, respectively.

Although base rent is supported by long-term lease contracts, tenants who file bankruptcy are able to cancel their leases and close the related stores. In the event that a tenant with a significant number of leases in our shopping centers files bankruptcy and cancels its leases, we could experience a significant reduction in our revenues. On February 21, 2005, Winn-Dixie Stores, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. We currently lease seven stores to Winn-Dixie, three of which are owned directly by us and four are owned in joint ventures. Our annualized base rent from Winn-Dixie, including our share of the joint ventures, is $1.5 million or less than 1% of our annual base rents. As of the date of their bankruptcy filing, Winn-Dixie owed Regency $32,841 in past-due rent related to real estate tax reimbursements. Winn-Dixie has not yet given notice to us as to whether they will reject any of the lease agreements between us. We are not aware at this time of the current or pending bankruptcy of any of our other tenants that would cause a significant reduction in our revenues, and no tenant represents more than 8% of our annual base rental revenues.

We expect to meet long-term capital requirements for maturing preferred units and debt, the acquisition of real estate, and the renovation or development of shopping centers from: (i) residual cash generated from operating activities after the payments described above, (ii) proceeds from the sale of real estate, (iii) joint venturing of real estate, (iv) refinancing of debt, and (v) equity raised in the private or public markets.

We currently have $400 million available for equity securities under our shelf registration and RCLP has $180 million available for debt under its shelf registration. Additionally, we have the right to call and repay, at par, outstanding preferred units beginning five years after their issuance date, at our discretion.

We intend to continue to grow our portfolio through new developments and acquisitions, either directly or through our joint venture relationships. Because development and acquisition activities are discretionary in nature, they are not expected to burden the capital resources we have currently available for liquidity requirements. Capital necessary to complete developments-in-process are funded from our line of credit. Regency expects that cash provided by operating activities, unused amounts available under our line of credit, and cash reserves are adequate to meet short-term and committed long-term liquidity requirements.

Shopping Center Developments, Acquisitions and Sales

At December 31, 2004, on a Combined Basis, we had 34 projects under construction or undergoing major renovations, which, when completed, will represent an investment of $728.7 million before the estimated reimbursement of certain tenant-related costs and projected sales proceeds from adjacent land and out-parcels of $117.3 million. Costs necessary to complete these developments are estimated to be $342.2 million. These costs are usually already committed as part of existing construction contracts, and will be expended through 2007. These developments are approximately 53% complete and 72% pre-leased. The costs necessary to complete these developments will be funded from the Company's unsecured line of credit, which had a commitment amount of $500 million and a balance of $200 million at December 31, 2004. In 2004, we started 17 new developments representing an investment of $270 million upon completion.

During 2004, we acquired five operating properties from unrelated parties for $164.4 million. The purchase price included the assumption of $61.7 million in debt, the issuance of 920,562 exchangeable operating partnership units valued at $38.4 million, and cash. During 2003, we acquired four operating properties from unrelated parties for $75.4 million. The acquisitions were accounted for as purchases and the results of their operations are included in the consolidated financial statements from their respective dates of acquisition. These acquisitions were not considered significant to our operations in the current or preceding periods.

During 2004, we sold 100% of our interest in 17 properties for net proceeds of $130.5 million. The combined operating income of these properties and resulting gain of $23.0 million on these sales and properties held for sale are included in discontinued operations. The revenues from properties included in discontinued operations, including properties sold in 2004, 2003 and 2002, as well as operating properties held for sale, were $9.9 million, $23.1 million and $48.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. The operating income from these properties was $4.1 million, $8.6 million and $21.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. Operating income and gains on sales included in discontinued operations are shown net of minority interest of exchangeable operating partnership units totaling $422,937, $560,030 and $956,491 for the years ended December 31, 2004, 2003 and 2002, respectively.

Off Balance Sheet Arrangements

Investments in Unconsolidated Real Estate Partnerships

At December 31, 2004, we had investments in real estate partnerships of $179.7 million. The following is a summary of unconsolidated combined assets and liabilities of these partnerships, and our pro-rata share at December 31, 2004 and 2003 (in thousands):

	2004	2003
Number of Joint Ventures	11	8
Regency's Ownership	20%–50%	20%–50%
Number of Properties	78	46
Combined Assets	$1,439,617	$812,190
Combined Liabilities	689,988	336,340
Combined Equity	749,629	475,850
Regency's Share of:		
Assets	$ 374,430	$256,050
Liabilities	179,459	106,034

We account for all investments in which we own 50% or less and do not have a controlling financial interest using the equity method. Investments in real estate partnerships are primarily composed of joint ventures where we invest with three co-investment partners, as further described below. In addition to earning our pro-rata share of net income in each of these partnerships, these co-investment partners pay us fees for asset management, property management, and acquisition and disposition services. During 2004, 2003 and 2002, we received fees from these joint ventures of $9.3 million, $5.6 million, and $3.5 million, respectively. Our investments in real estate partnerships as of December 31, 2004 and 2003 consist of the following (in thousands):

	Ownership	2004	2003
Macquarie CountryWide-Regency (MCWR)	25%	$ 65,134	30,347
Macquarie CountryWide Direct (MCWR)	25%	8,001	8,724
Columbia Regency Retail Partners (Columbia)	20%	41,380	40,267
Cameron Village LLC (Columbia)	30%	21,612	—
Columbia Regency Partners II (Columbia)	20%	3,107	—
RegCal, LLC (RegCal)	25%	13,232	—
Other investments in real estate partnerships	27%–50%	27,211	61,158
		$179,677	140,496

We co-invest with the Oregon Public Employees Retirement Fund in three joint ventures (collectively "Columbia"), in which we have ownership interests of 20% or 30%. As of December 31, 2004, Columbia owned 18 shopping centers, had total assets of $496.9 million, and net income of $23.8 million. Our share of Columbia's total assets and net income was $111.5 million and $4.1 million, respectively. During 2004, Columbia acquired eight shopping centers from unrelated parties for a purchase price of $250.8 million. We contributed $31.9 million for our proportionate share of the purchase price. Columbia sold three shopping centers during 2004 for $74.0 million to unrelated parties with a gain of $10.0 million. During 2003, Columbia acquired two shopping centers for $39.1 million from unrelated parties and sold one shopping center to an unrelated party for $46.2 million with a gain of $9.3 million.

We also co-invest with Macquarie CountryWide Trust of Australia ("MCW") in two joint ventures (collectively, "MCWR") in which we have an ownership interest of 25%. As of December 31, 2004, MCWR owned 51 shopping centers, had total assets of $734.6 million, and net income of $12.1 million. Our share of MCWR's total assets and net income was $183.6 million and $3.5 million, respectively. During 2004, MCWR acquired 23 shopping centers from unrelated parties for a purchase price of $274.5 million. We contributed $34.8 million for our proportionate share of the purchase price. In addition, MCWR acquired three shopping centers from us valued at $69.7 million, for which we received cash of $63.7 million. MCWR sold one shopping center during 2004 to an unrelated party for $12.8 million with a gain of $190,559. During 2003, MCWR acquired 12 shopping centers from us valued at $232.9 million, for which we received cash of $79.4 million and short-term notes receivable of $95.3 million. MCWR repaid the notes during 2003 and 2004. During 2003, MCWR sold two shopping centers to unrelated parties for $20.1 million.

On February 14, 2005, we entered into a contract with CalPERS/First Washington to acquire 101 shopping centers operating in 17 states, but primarily in the Washington D.C./Baltimore metro area, as well as northern and southern California ("FW Portfolio"). The contract purchase price is $2.74 billion. The portfolio of shopping centers will be owned in a new joint venture ("MCWR II") between Regency and MCW in which we will have an ownership interest of 35%. The acquisition is expected to close during the second quarter of 2005. We expect to account for our investment in the venture as an unconsolidated investment in real estate partnerships. We have executed a bank commitment to provide the financing for our share of the purchase price further discussed below as a part of Contractual Obligations.

In December 2004, we formed a new joint venture with the California State Teachers' Retirement System ("RegCal") in which we have a 25% ownership interest. As of December 31, 2004, RegCal owned four shopping centers, had total assets of $126.4 million, and had net income of $70,608. Our share of RegCal's total assets and net income was $31.6 million and $17,652, respectively. During 2004, RegCal acquired four shopping centers from us valued at $124.5 million, for which it assumed debt from us of $34.8 million and paid cash to us of $73.9 million.

Recognition of gains from sales to joint ventures is recorded on only that portion of the sales not attributable to our ownership interest. The gains and operations are not recorded as discontinued operations because of our continuing involvement in these shopping centers. Columbia, MCWR and RegCal intend to continue to acquire retail shopping centers, some of which they may acquire directly from us. For those properties acquired from unrelated parties, we are required to contribute our pro-rata share of the purchase price to the partnerships.

On November 30, 2004, we sold a 50% interest in Valleydale, LLC, a single asset entity, to an affiliate of Publix Supermarkets for $12.8 million and transferred our residual 50% investment interest to unconsolidated investments in real estate partnerships.

In August 2004, we sold our membership interest in the Hermosa Venture 2002, LLC to our partner. In March 2004, the only two shopping centers owned by the OTR/Regency Texas Realty Holdings, L.P., an unconsolidated joint venture in which we had a 30% equity interest, were sold to an unrelated party for $28.3 million, resulting in a gain of $8.2 million. We received $17.2 million which represents a $4.3 million distribution for our 30% equity interest and $12.9 million for the repayment of a loan owed to us. We recognized a $1.2 million gain included in equity in income of investments in real estate partnerships in the accompanying consolidated statements of operations. We have no remaining investment or commitment in either of these two joint ventures.

Shopping center acquisitions, sales and the net acquisitions or sales activities within our investments in real estate partnerships are included in investing activities in the accompanying consolidated statements of cash flows. Net cash used in investing activities was $38.3 million and $49.0 million for the years ended December 31, 2004 and 2003, respectively. Net cash provided by investing activities was $128.9 million for the year ended December 31, 2002.

Contractual Obligations

We have debt obligations related to our mortgage loans, unsecured notes, and our unsecured line of credit as described further below. We have shopping centers that are subject to non-cancelable long-term ground leases where a third party owns and has leased the underlying land to us to construct and/or operate a shopping center. In addition, we have non-cancelable operating leases pertaining to office space where we conduct our business. The following table summarizes our debt maturities, excluding recorded debt premiums that are not obligations, and obligations under non-cancelable operating leases as of December 31, 2004 including our pro-rata share of obligations within unconsolidated joint ventures (in thousands):

Contractual Obligations	2005	2006	2007	2008	2009	Beyond 5 years	Total
Notes Payable:							
Regency	$180,217	24,858	265,797	23,005	56,547	939,133	1,489,557
Regency's share of unconsolidated joint ventures	20,401	13,629	—	10,666	35,978	84,973	165,647
Operating Leases:							
Regency	2,585	2,426	1,449	974	633	3,737	11,804
Regency's share of unconsolidated joint ventures	—	—	—	—	—	—	—
Ground Leases:							
Regency	359	365	365	365	365	8,658	10,477
Regency's share of unconsolidated joint ventures	176	176	176	177	177	8,271	9,153
Total	$203,738	41,454	267,787	35,187	93,700	1,044,772	1,686,638

The table of contractual obligations excludes obligations related to interest which is discussed below as part of outstanding debt.

Outstanding debt at December 31, 2004 and 2003 consists of the following (in thousands):

	2004	2003
Notes Payable:		
Fixed rate mortgage loans	**$ 275,726**	217,001
Variable rate mortgage loans	**68,418**	41,629
Fixed rate unsecured loans	**948,946**	999,147
Total notes payable	**1,293,090**	1,257,777
Unsecured line of credit	**200,000**	195,000
Total	**$1,493,090**	1,452,777

Mortgage loans are secured and may be prepaid, but could be subject to yield maintenance premiums. Mortgage loans are generally due in monthly installments of interest and principal, and mature over various terms through 2017. Variable interest rates on mortgage loans are currently based on LIBOR, plus a spread in a range of 125 to 150 basis points. Fixed interest rates on mortgage loans range from 5.01% to 9.50% and average 6.71%.

On March 26, 2004, we entered into a new unsecured revolving line of credit (the "Line"). Under the new agreement, we reduced the Line commitment from $600 million to $500 million ("Line Commitment"), but we have the right to expand the Line by an additional $150 million subject to additional lender syndication. The new facility has a three-year term, a one-year extension option at maturity, and an interest rate of LIBOR plus .75%, which is a reduction of 10 basis points from the previous agreement. Interest rates paid on the Line, which are based on LIBOR plus .75%, were 3.1875% at December 31, 2004 and LIBOR plus .85% or 1.975% at December 31, 2003. The spread that we pay on the Line is dependent upon maintaining specific investment-grade ratings. We are also required to comply, and are in compliance, with certain financial covenants such as Minimum Net Worth, Total Liabilities to Gross Asset Value ("GAV"), Secured Indebtedness to GAV and other covenants customary with this type of unsecured financing. The Line is used primarily to finance the development and acquisition of real estate, but is also available for general working-capital purposes.

On February 15, 2005, we executed a commitment letter related to the Line which will temporarily modify certain Line covenants related to borrowing capacity and leverage, and will also add a temporary bridge loan for $275 million ("Bridge Commitment"). The temporary modifications will expire and the Bridge Commitment will mature nine months after the closing of the FW Portfolio into

MCWR II. The Bridge Commitment combined with existing borrowing capacity under the Line will provide sufficient cash for our equity investment into MCWR II. These borrowings will raise our debt to assets leverage ratio above current levels, which could exceed the current allowable Line covenant leverage ratio of 55%. The temporary modification to the leverage covenant is intended to keep us from defaulting on the Line during the term that the Bridge Commitment is outstanding. We intend to pay off the Bridge Commitment within the nine-month term through a combination of issuing equity and selling shopping centers under our capital recycling program.

As of December 31, 2004, scheduled principal repayments on notes payable and the Line were as follows (in thousands):

Scheduled Payments by Year	Scheduled Principal Payments	Term Loan Maturities	Total Payments
2005	$ 4,042	176,175	180,217
2006	3,775	21,083	24,858
2007 (includes the Line)	3,542	262,255	265,797
2008	3,388	19,617	23,005
2009	3,458	53,089	56,547
Beyond 5 Years	17,795	921,338	939,133
Unamortized debt premiums	—	3,533	3,533
Total	$36,000	1,457,090	1,493,090

Our investments in real estate partnerships had unconsolidated notes and mortgage loans payable of $665.5 million at December 31, 2004 which mature through 2028. Our proportionate share of these loans was $168.1 million, of which 87% had average fixed interest rates of 5.47% and 13% had variable interest rates based upon a spread above LIBOR of 1.2% to 1.6%. The loans are primarily non-recourse, but for those that are guaranteed by a joint venture, our guarantee does not extend beyond our ownership percentage of the joint venture.

We are exposed to capital market risk such as changes in interest rates. In order to manage the volatility related to interest-rate risk, we originate new debt with fixed interest rates, or we consider entering into interest-rate hedging arrangements. At December 31, 2004, 82% of our total debt had fixed interest rates, compared with 84% at December 31, 2003. We intend to limit the percentage of variable interest-rate debt to be no more than 30% of total debt, which we believe to be an acceptable risk. Based upon the variable interest-rate debt outstanding at December 31, 2004, if variable interest rates were to increase by 1%, our annual interest expense would increase by $2.7 million. We do not utilize derivative financial instruments for trading or speculative purposes. We account for derivative instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended ("Statement 133").

On April 1, 2004, we completed the sale of $150 million ten-year senior unsecured notes (the "Notes"). The 4.95% Notes are due April 15, 2014 and were priced at 99.747% to yield 4.982%. The proceeds of the offering combined with borrowings from the Line were used to repay $200 million of 7.4% notes that matured on April 1, 2004. Related to the offering, we settled two forward-starting interest rate swaps that were initiated in 2003 totaling $144.2 million. On March 31, 2004, the interest rate swaps were settled for $5.7 million, which is recorded in other comprehensive income ("OCI") and is being amortized over the ten-year term of the Notes to interest expense. The swaps qualified for hedge accounting under Statement 133; therefore, the change in fair value was recorded in OCI. After taking into account the hedge settlement, the effective interest rate on the Notes is 5.47%.

Equity Capital Transactions

From time to time, we issue equity in the form of exchangeable operating partnership units or preferred units of RCLP, or in the form of common or preferred stock of Regency Centers Corporation. As previously discussed, these sources of long-term equity financing allow us to fund our growth while maintaining a conservative capital structure. The following describes our equity capital transactions during 2004.

Preferred Units

We have issued Preferred Units in various amounts since 1998, the net proceeds of which we used to reduce the balance of the Line. We issued Preferred Units primarily to institutional investors in private placements. The Preferred Units, which may be called by us in 2005 and 2009, have no stated maturity or mandatory redemption, and they pay a cumulative, quarterly dividend at fixed rates ranging from 7.45% to 8.75%. Generally, the Preferred Units may be exchanged by the holders for Cumulative Redeemable Preferred Stock at an exchange rate of one share for one unit after ten years from the date of issue or as modified and agreed to by us. The Preferred Units and the related Preferred Stock are not convertible into Regency common stock. At December 31, 2004 and 2003, the face value of total Preferred Units issued was $104 million and $229 million with an average fixed distribution rate of 8.13% and 8.88%, respectively. Included in Preferred Units are original issuance costs of $2.2 million that will be expensed as the underlying Preferred Units are redeemed in the future.

We expect that we will either redeem $54 million of Preferred Units in 2005 or renegotiate the dividend rate to a lower market rate of distribution. If we decide to redeem these Preferred Units, we will likely issue common stock or preferred stock to finance the redemption price.

On November 11, 2004, we renegotiated the distribution rate on the outstanding balance of $50 million of Series D Preferred Units from 9.125% to 7.45%. Previously, on September 3, 2004, we redeemed $85 million of Series B 8.75% Preferred Units and $40 million of Series C 9.0% Preferred Units from proceeds of a Series 4 Preferred stock offering described below. At the time of the redemptions, $3.2 million of previously deferred costs related to the original preferred units' issuance were recognized in the consolidated statements of operations as minority interest of preferred units.

Preferred Stock

On August 31, 2004, we sold 5 million depositary shares, representing 500,000 shares of Series 4 Cumulative Redeemable Preferred Stock, for $125 million. The depositary shares are perpetual preferred stock, are not convertible into common stock of the Company, are redeemable at par upon our election on or after August 31, 2009, pay a 7.25% annual dividend, and have a liquidation value of $25 per depositary share. The proceeds from this offering were used to redeem Preferred Units. The terms of the Series 4 Preferred Stock do not contain any unconditional obligations that would require us to redeem the securities at any time or for any purpose.

Common Stock

On August 24, 2004 we sold 1.5 million shares of common stock in an underwritten public offering and the net proceeds of approximately $67 million were used to reduce the balance of the Line.

In summary, net cash used in financing activities related to the debt and equity activity discussed above was $80.1 million, $158.2 million and $255.0 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Critical Accounting Policies and Estimates

Knowledge about our accounting policies is necessary for a complete understanding of our financial results, and discussion and analysis of these results. The preparation of our financial statements requires that we make certain estimates that impact the balance of assets and liabilities at a financial statement date and the reported amount of income and expenses during a financial reporting period. These accounting estimates are based upon, but not limited to, our judgments about historical results, current economic activity and industry standards. They are considered to be critical because of their significance to the financial statements and the possibility that future events may differ from those judgments, or that the use of different assumptions could result in materially different estimates. We review these estimates on a periodic basis to ensure reasonableness. However, the amounts we may ultimately realize could differ from such estimates.

Revenue Recognition and Tenant Receivables—Tenant Receivables represent revenues recognized in our financial statements, and include base rent, percentage rent, and expense recoveries from tenants for common-area maintenance costs, insurance and real estate taxes. We analyze tenant receivables, historical bad debt levels, customer credit worthiness and current economic trends when evaluating the adequacy of our allowance for doubtful accounts. In addition, we analyze the accounts of tenants in bankruptcy, and we estimate the recovery of pre-petition and post-petition claims. Our reported net income is directly affected by our estimate of the collectability of tenant receivables.

Capitalization of Costs—We have an investment services group with an established infrastructure that supports the due diligence, land acquisition, construction, leasing and accounting of our development properties. All direct costs related to these activities are capitalized. Included in these costs are interest and real estate taxes incurred during construction, as well as estimates for the portion of internal costs that are incremental and deemed directly or indirectly related to our development activity. If future accounting standards limit the amount of internal costs that may be capitalized, or if our development activity were to decline significantly without a proportionate decrease in internal costs, we could incur a significant increase in our operating expenses.

Real Estate Acquisitions—Upon acquisition of operating real estate properties, we estimate the fair value of acquired tangible assets (consisting of land, building and improvements), and identified intangible assets and liabilities (consisting of above- and below-market leases, in-place leases and tenant relationships) and assumed debt in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("Statement 141"). Based on these estimates, we allocate the purchase price to the applicable assets and liabilities. We utilize methods similar to those used by independent appraisers in estimating the fair value of acquired assets and liabilities. We evaluate the useful lives of amortizable intangible assets each reporting period and account for any changes in estimated useful lives over the revised remaining useful life.

Valuation of Real Estate Investments—Our long-lived assets, primarily real estate held for investment, are carried at cost unless circumstances indicate that the carrying value of the assets may not be recoverable. We review long-lived assets for impairment whenever events or changes in circumstances indicate such an evaluation is warranted. The review involves a number of assumptions and estimates used to determine whether impairment exists. Depending on the asset, we use varying methods such as i) estimating future cash flows, ii) determining resale values by market, or iii) applying a capitalization rate to net operating income using prevailing rates in a given market. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy of those markets in which we operate, tenant credit quality and demand for new retail stores. If we determine that permanent impairment exists due to our inability to recover an asset's carrying value, a provision for loss is recorded to the extent that the carrying value exceeds estimated fair value.

Discontinued Operations—The application of current accounting principles that govern the classification of any of our properties as held for sale on the balance sheet, or the presentation of results of operations and gains on the sale of these properties as discontinued, requires management to make certain significant judgments. In evaluating whether a property meets the criteria set forth by SFAS No. 144 "Accounting for the Impairment and Disposal of Long-Lived Assets" ("Statement 144"), the Company makes a determination as to the point in time that it can be reasonably certain that a sale will be consummated. Given the nature of all real estate sales contracts, it is not unusual for such contracts to allow potential buyers a period of time to evaluate the property prior to formal acceptance of the contract. In addition, certain other matters critical to the final sale, such as financing arrangements often remain pending even upon contract acceptance. As a result, properties under contract may not close within the expected time period, or may not close at all. Due to these uncertainties, it is not likely that the Company can meet the criteria of Statement 144 prior to the sale formally closing. Therefore, any properties categorized as held for sale represent only those properties that management has determined are likely to close within the requirements set forth in Statement 144. The Company also makes judgments regarding the extent of involvement it will have with a property subsequent to its sale, in order to determine if the results of operations and gain on sale should be reflected as discontinued. Consistent with Statement 144, any property sold to an entity in which the Company has significant continuing involvement (most often joint ventures) is not considered to be discontinued. In addition, any property which the Company sells to an unrelated third party, but retains a property or asset management function, is also not considered discontinued. Therefore, only properties sold, or to be sold, to unrelated third parties that the Company, in its judgment, has no continuing involvement are classified as discontinued.

Income Tax Status—The prevailing assumption underlying the operation of our business is that we will continue to operate in order to qualify as a REIT, defined under the Internal Revenue Code. We are required to meet certain income and asset tests on a periodic basis to ensure that we continue to qualify as a REIT. As a REIT, we are allowed to reduce taxable income by all or a portion of our distributions to stockholders. We evaluate the transactions that we enter into and determine their impact on our REIT status. Determining our taxable income, calculating distributions, and evaluating transactions requires us to make certain judgments and estimates as to the positions we take in our interpretation of the Internal Revenue Code. Because many types of transactions are susceptible to varying interpretations under federal and state income tax laws and regulations, our positions are subject to change at a later date upon final determination by the taxing authorities.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)"), which is a revision of Statement 123. Statement 123(R) supersedes Opinion 25. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 1, 2005.

Statement 123(R) permits companies to adopt its requirements using one of two methods:

1. The "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2. The "modified retrospective" method includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro-forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company adopted Statement 123(R) using the modified prospective method on January 1, 2005.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have an impact on its results of operations in 2005 as described in note 1(i) to the consolidated financial statements.

We have a Long-Term Omnibus Plan (the "Plan") under which our Board of Directors may grant stock options and other stock-based awards to officers, directors and other key employees. All stock options previously granted contained stock option "reload" rights. The "reload" rights allowed for an option holder to receive new options each time existing options were exercised if the existing options were exercised under specific criteria provided for in the Plan. In January 2005, we offered to acquire the "reload" rights of existing stock options from our employees by issuing them additional stock options that will vest 25% per year over four years. As a result of the offer, on January 18, 2005, we granted 771,645 options with an exercise price of $51.36, the fair value of our common stock on the date of grant. As a result, substantially all of the "reload" rights on existing stock options have been cancelled. The options granted in January 2005 will be expensed to net income over a four-year period beginning in 2005 in accordance with Statement 123(R).

Results from Operations

Comparison of the years ended December 31, 2004 to 2003

At December 31, 2004, on a Combined Basis, we were operating or developing 291 shopping centers, as compared to 265 shopping centers at the end of 2003. We identify our shopping centers as either development properties or stabilized properties. Development properties are defined as properties that are in the construction or initial lease-up process and have not reached their initial full occupancy (reaching full occupancy generally means achieving at least 93% leased and rent paying on newly constructed or renovated GLA). At December 31, 2004, on a Combined Basis, we were developing 34 properties, as compared to 36 properties at the end of 2003.

Our revenues increased by $28.7 million, or 8%, to $391.9 million in 2004. This increase was related to changes in occupancy in the portfolio of stabilized and development properties, growth in re-leasing rental rates, shopping centers acquired during 2004, and revenues from new developments commencing operations in 2004, net of a reduction in revenues from properties sold. In addition to collecting minimum rent from our tenants for the GLA that they lease from us, we also collect contingent rent based upon tenant sales, which we refer to as percentage rent. Tenants are also responsible for reimbursing us for their pro-rata share of the expenses associated with operating our shopping centers. In 2004, our minimum rent increased by $21.4 million, or 8%, and our recoveries from tenants increased $4.7 million, or 6%. Percentage rent was $4.1 million in 2004, compared with $4.5 million in 2003. The reduction was primarily related to renewing anchor tenant leases with minimum rent increases, which had a corresponding reduction to percentage rent.

Our operating expenses increased by $24.3 million, or 13%, to $213.7 million in 2004 related to increased operating and maintenance costs, general and administrative costs and depreciation expense, as further described below.

Our combined operating, maintenance, and real estate taxes increased by $6.0 million, or 7%, during 2004 to $94.3 million. This increase was primarily due to shopping centers acquired in 2004, new developments that only recently began operating and therefore incurred operating expenses for only a portion of the previous year, normal increases in operating expenses on the stabilized properties and the cost to repair our shopping centers impacted by hurricanes during 2004. Although three hurricanes affected 42 shopping centers in Florida, all of these centers are currently operating and fully functional. Our repair costs related to the hurricanes are estimated to be $1 million.

Our general and administrative expenses were $30.3 million during 2004, compared with $24.2 million in 2003, or 25% higher, related to an increase in the total number of employees, higher costs associated with incentive compensation and costs related to implementing new regulations for public companies imposed by the Sarbanes-Oxley Act.

Our depreciation and amortization expense increased $9.2 million during the current year primarily related to shopping centers acquired in 2004 and new development properties placed in service during 2004.

Our net interest expense decreased to $81.2 million in 2004 from $83.6 million in 2003. Average interest rates on our outstanding debt declined to 5.93% at December 31, 2004, compared with 6.64% at December 31, 2003. The reduction was primarily related to reducing the interest rate spread on the Line and issuing $150 million of 4.95% Notes in April 2004, the proceeds of which were used to repay maturing Notes that had fixed rates of 7.4%. Our average fixed interest rates were 6.71% at December 31, 2004, compared with 7.54%, at December 31, 2003. Our weighted average outstanding debt during 2004 was $1.5 billion, compared with $1.4 billion in 2003.

We account for profit recognition on sales of real estate in accordance with SFAS Statement No. 66, "Accounting for Sales of Real Estate." Profits from sales of real estate will not be recognized by us unless (i) a sale has been consummated; (ii) the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property; (iii) we have transferred to the buyer the usual risks and rewards of ownership; and (iv) we do not have substantial continuing involvement with the property. Gains from the sale of operating and development properties includes $18.9 million in gains from the sale of 41 out-parcels for proceeds of $60.4 million and $20.5 million for properties sold to joint ventures. During 2003, the gains from the sale of operating and development properties included $11.6 million from the sale of 45 out-parcels for proceeds of $53.0 million and $37.1 million for properties sold. These gains are included in continuing operations rather than discontinued operations because they were either properties that had no operating income, or they were properties sold to joint ventures where we have continuing involvement through our minority investment.

We review our real estate portfolio for impairment whenever events or changes in circumstances indicate that we may not be able to recover the carrying amount of an asset. We determine whether impairment has occurred by comparing the property's carrying value to an estimate of fair value based upon methods described in our Critical Accounting Policies. In the event a property is impaired, we write down the asset to fair value for "held-and-used" assets and to fair value less costs to sell for "held-for-sale" assets. During 2004 and 2003 we established provisions for loss of $810,000 and $2.0 million respectively, to adjust operating properties to their estimated fair values. Provisions for loss on properties subsequently sold are reclassified to discontinued operations; therefore the $2.0 million recorded in 2003 has been reclassified.

Income from discontinued operations was $23.0 million in 2004 related to 17 properties sold to unrelated parties for $130.5 million and one property classified as held-for-sale. Income from discontinued operations was $24.6 million in 2003 related to the operations of shopping centers in 2004 as well as 2003. In compliance with the adoption of Statement 144, if we sell an asset in the current year, we are required to reclassify its operating income into discontinued operations for all prior periods. This practice results in a reclassification of amounts previously reported as continuing operations into discontinued operations. Our income from discontinued operations is shown net of minority interest of exchangeable partnership units totaling $422,937 and $560,030 for the years ended December 31, 2004 and 2003, respectively.

Minority interest of preferred units declined $10 million to $19.8 million in 2004 as a result of the redemptions of preferred units during 2004 and 2003. Preferred stock dividends increased $4.5 million to $8.6 million in 2004 as a result of the issuance of preferred stock during 2004 and 2003, the proceeds of which were used to redeem preferred units as further described above under Equity Capital Transactions.

Net income for common stockholders was $127.7 million in 2004, compared with $126.6 million in 2003 or a 1% increase for the reasons described above. Diluted earnings per share were $2.08 in 2004, compared with $2.12 in 2003, or 2% lower. Although net income for common stockholders increased $1.1 million during 2004, the increase was diluted as a result of an increase in weighted average common shares associated with the $67 million common stock offering completed in August 2004.

Comparison of 2003 to 2002

At December 31, 2003, on a Combined Basis, we were operating or developing 265 shopping centers as compared to 262 shopping centers at the end of 2002. At December 31, 2003, on a Combined Basis, we were developing 36 properties, as compared to 34 properties at the end of 2002.

Our revenues increased by $23.4 million, or 7%, to $363.2 million in 2003. This increase was related to changes in occupancy from 91.5% to 92.2% in the portfolio of stabilized and development properties, growth in re-leasing rental rates, and revenues from new developments commencing operations in 2003, net of a reduction in revenues from properties sold. In 2003, our minimum rent increased by $12.4 million, or 5%, and our recoveries from tenants increased $4.3 million, or 6%. Percentage rent was $4.5 million in 2003, compared with $5.2 million in 2002. The reduction was primarily related to renewing anchor tenant leases with minimum rent increases, which had a corresponding reduction to percentage rent.

Our operating expenses increased by $20.3 million, or 12%, to $189.4 million in 2003. Our combined operating, maintenance, and real estate taxes increased by $5.3 million, or 6%, during 2003 to $88.2 million. This increase was primarily due to new developments that incurred operating expenses for only a portion of the previous year and general increases in operating expenses on the stabilized properties. Our general and administrative expenses were $24.2 million during 2003, compared with $22.8 million in 2002, or 6% higher, a result of general salary and benefit increases. Our depreciation and amortization expense increased $6.7 million related to new development properties placed in service during 2003.

Our net interest expense decreased to $83.6 million in 2003 from $84.5 million in 2002. Average interest rates on our outstanding debt declined to 6.64% at December 31, 2003, compared with 6.93% at December 31, 2002, primarily due to reductions in the LIBOR rate. Our average fixed interest rates were 7.54% at December 31, 2003, compared with 7.51%, at December 31, 2002. Our weighted average outstanding debt during 2003 and 2002 was $1.4 billion.

Gains from the sale of operating and development properties were $48.7 million in 2003 related to the sale of 16 properties for $299.9 million and 45 out-parcels for $53 million. During 2002, we recorded gains of $20.9 million related to the sale of 12 properties for $164.8 million and 35 out-parcels for $27.5 million. These gains are included in continuing operations rather than discontinued operations because they were either development properties that had no operating income, or they were sold to joint ventures where we have a continuing minority investment.

During 2003 and 2002, we recorded provisions for losses on shopping centers related to impairments in value of approximately $2.0 million and $4.4 million, respectively, of which $2.0 million and $3.4 million, respectively, were reclassified to operating income from discontinued operations after the related properties were sold.

Income from discontinued operations was $24.6 million in 2003 related to the sale of shopping centers and properties held for sale in 2004 and 2003. Income from discontinued operations was $37.8 million in 2002 related to the sale of shopping centers in 2004, 2003 and 2002. As discussed above, if we sell an asset in any reported year, we are required to reclassify its operating income into discontinued operations for all reported prior years. Our operating income and gains on sales from discontinued operations are shown net of minority interest of exchangeable partnership units totaling $560,030 and $956,491 for the years ended December 31, 2003 and 2002, respectively.

Net income for common stockholders was $126.6 million in 2003, compared with $107.7 million in 2002, or an 18% increase for the reasons described above. Diluted earnings per share were $2.12 in 2003, compared with $1.84 in 2002, or 15% higher, related to the increase in net income offset by an increase in weighted average common shares of 803,719 shares.

Environmental Matters

We are subject to numerous environmental laws and regulations and we are primarily concerned with dry cleaning plants that currently operate or have operated at our shopping centers in the past. We believe that the tenants who currently operate plants do so in accordance with current laws and regulations. Generally, we use all legal means to cause tenants to remove dry cleaning plants from our shopping centers or convert them to environmentally approved systems. Where available, we have applied and been accepted into state-sponsored environmental programs. We have a blanket environmental insurance policy that covers us against third-party liabilities and remediation costs on shopping centers that currently have no known environmental contamination. We have also placed environmental insurance, where possible, on specific properties with known contamination, in order to mitigate our environmental risk. We believe that the ultimate disposition of currently known environmental matters will not have a material effect on Regency's financial position, liquidity, or operations; however, we can give no assurance that existing environmental studies with respect to our shopping centers have revealed all potential environmental liabilities; that any previous owner, occupant or tenant did not create any material environmental condition not known to us; that the current environmental condition of the shopping centers will not be affected by tenants and occupants, by the condition of nearby properties, or by unrelated third parties; or that changes in applicable environmental laws and regulations or their interpretation will not result in additional environmental liability to us.

Inflation

Inflation has remained relatively low and has had a minimal impact on the operating performance of our shopping centers; however, substantially all of our long-term leases contain provisions designed to mitigate the adverse impact of inflation. Such provisions include clauses enabling us to receive percentage rent based on tenants' gross sales, which generally increase as prices rise; and/or escalation clauses, which generally increase rental rates during the terms of the leases. Such escalation clauses are often related to increases in the consumer price index or similar inflation indices. In addition, many of our leases are for terms of less than ten years, which permits us to seek increased rents upon re-rental at market rates. Most of our leases require tenants to pay their share of operating expenses, including common-area maintenance, real estate taxes, insurance and utilities, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk

We are exposed to interest-rate changes primarily related to the variable interest rate on the Line and the refinancing of long-term debt, which currently contain fixed interest rates. Our interest-rate risk management objective is to limit the impact of interest-rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we borrow primarily at fixed interest rates and may enter into derivative financial instruments such as interest-rate swaps, caps and Treasury locks in order to mitigate our interest-rate risk on a related financial instrument. We have no plans to enter into derivative or interest-rate transactions for speculative purposes.

Our interest-rate risk is monitored using a variety of techniques. The following table presents the principal cash flows (in thousands), weighted average interest rates of remaining debt, and the fair value of total debt (in thousands), by year of expected maturity to evaluate the expected cash flows and sensitivity to interest-rate changes.

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Fixed rate debt	$147,737	24,858	29,859	23,005	56,547	939,133	1,221,139	1,305,081
Average interest rate for all fixed rate debt	6.91%	6.90%	6.87%	6.87%	6.81%	6.45%	—	—
Variable rate LIBOR debt	$ 32,480	—	235,938	—	—	—	268,418	268,418
Average interest rate for all variable rate debt	2.15%	—	2.15%	—	—	—	—	—

As the table incorporates only those exposures that exist as of December 31, 2004, it does not consider those exposures or positions that could arise after that date. Moreover, because firm commitments are not presented in the table above, the information presented above has limited predictive value. As a result, our ultimate realized gain or loss with respect to interest-rate fluctuations will depend on the exposures that arise during the period, our hedging strategies at that time, and actual interest rates.

Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer, chief operating officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our chief executive officer, chief operating officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our chief executive officer, chief operating officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

The Company's independent auditors, KPMG LLP, a registered public accounting firm, have issued a report on management's assessment of the Company's internal control over financial reporting as stated in their report which is included herein.

Regency's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors
Regency Centers Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Regency Centers Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Regency Centers Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Regency Centers Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Regency Centers Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Regency Centers Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 14, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Jacksonville, Florida
March 14, 2005

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors
Regency Centers Corporation:

We have audited the accompanying consolidated balance sheets of Regency Centers Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Regency Centers Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Regency Centers Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Jacksonville, Florida
March 14, 2005

Consolidated Balance Sheets

December 31, 2004 and 2003

(in thousands, except share data)	**2004**	2003
Assets		
Real estate investments at cost (notes 2, 4 and 11):		
Land	**$ 806,207**	738,101
Buildings and improvements	**1,915,655**	1,914,075
	2,721,862	2,652,176
Less: accumulated depreciation	**338,609**	285,665
	2,383,253	2,366,511
Properties in development	**426,216**	369,474
Operating properties held for sale	**4,916**	4,200
Investments in real estate partnerships (note 4)	**179,677**	140,496
Net real estate investments	**2,994,062**	2,880,681
Cash and cash equivalents	**95,320**	29,869
Notes receivable	**25,646**	70,782
Tenant receivables, net of allowance for uncollectible accounts of $3,393 and $3,353 at December 31, 2004 and 2003, respectively	**60,911**	57,041
Deferred costs, less accumulated amortization of $25,735 and $29,493 at December 31, 2004 and 2003, respectively	**41,002**	35,804
Acquired lease intangible assets, net (note 5)	**14,172**	10,205
Other assets	**12,711**	13,847
	$3,243,824	3,098,229

(in thousands, except share data)	2004	2003
Liabilities and Stockholders' Equity		
Liabilities:		
Notes payable (note 6)	**$1,293,090**	1,257,777
Unsecured line of credit (note 6)	**200,000**	195,000
Accounts payable and other liabilities	**102,443**	94,280
Acquired lease intangible liabilities, net (note 5)	**5,161**	6,115
Tenants' security and escrow deposits	**10,049**	9,358
Total liabilities	**1,610,743**	1,562,530
Preferred units (note 8)	**101,762**	223,526
Exchangeable operating partnership units	**30,775**	26,544
Limited partners' interest in consolidated partnerships	**1,827**	4,651
Total minority interest	**134,364**	254,721
Stockholders' equity (notes 7, 8, 9 and 10):		
Preferred stock, $.01 par value per share, 30,000,000 shares authorized; 800,000 and 300,000 shares issued and outstanding at December 31, 2004 and 2003, respectively, liquidation preference $250 per share	**200,000**	75,000
Common stock $.01 par value per share, 150,000,000 shares authorized; 67,970,538 and 64,956,077 shares issued at December 31, 2004 and 2003, respectively	**680**	650
Treasury stock at cost, 5,161,559 and 5,048,120 shares held at December 31, 2004 and 2003, respectively	**(111,414)**	(111,414)
Additional paid in capital	**1,494,312**	1,394,361
Accumulated other comprehensive (loss) income	**(5,291)**	175
Distributions in excess of net income	**(79,570)**	(77,794)
Total stockholders' equity	**1,498,717**	1,280,978
Commitments and contingencies (notes 11 and 12)		
	$3,243,824	3,098,229

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the years ended December 31, 2004, 2003 and 2002

(in thousands, except per share data)	**2004**	2003	2002
Revenues:			
Minimum rent (note 11)	**$286,081**	264,721	252,273
Percentage rent	**4,083**	4,534	5,170
Recoveries from tenants	**80,927**	76,250	71,985
Management fees and commissions	**10,663**	6,419	4,617
Equity in income of investments in real estate partnerships	**10,194**	11,276	5,765
Total revenues	**391,948**	363,200	339,810
Operating Expenses:			
Depreciation and amortization	**81,125**	71,926	65,257
Operating and maintenance	**53,863**	50,746	47,339
General and administrative	**30,282**	24,229	22,757
Real estate taxes	**40,403**	37,474	35,562
Other expenses	**8,043**	4,993	(1,802)
Total operating expenses	**213,716**	189,368	169,113
Other Expense (Income):			
Interest expense, net of interest income of $3,128, $2,357, and $2,333 in 2004, 2003 and 2002, respectively	**81,196**	83,553	84,472
Gain on sale of operating properties and properties in development	**(39,387)**	(48,717)	(20,905)
Provision for loss on operating properties	**810**	—	950
Other income	**—**	—	(2,383)
Total other expense (income)	**42,619**	34,836	62,134
Income before minority interests	**$135,613**	138,996	108,563

(in thousands, except per share data)	**2004**	2003	2002
Minority interest of preferred units	**$(19,829)**	(29,826)	(33,475)
Minority interest of exchangeable operating partnership units	**(2,156)**	(2,484)	(1,840)
Minority interest of limited partners	**(319)**	(501)	(492)
Income from continuing operations	**113,309**	106,185	72,756
Discontinued operations, net:			
Operating income from discontinued operations	**4,142**	8,615	21,677
Gain on sale of operating properties and properties in development	**18,876**	15,989	16,091
Income from discontinued operations	**23,018**	24,604	37,768
Net income	**136,327**	130,789	110,524
Preferred stock dividends	**(8,633)**	(4,175)	(2,858)
Net income for common stockholders	**$127,694**	126,614	107,666
Income per common share—basic (note 9):			
Continuing operations	**$ 1.71**	1.72	1.20
Discontinued operations	**0.37**	0.41	0.65
Net income for common stockholders per share	**$ 2.08**	2.13	1.85
Income per common share—diluted (note 9):			
Continuing operations	**$ 1.71**	1.71	1.20
Discontinued operations	**0.37**	0.41	0.64
Net income for common stockholders per share	**$ 2.08**	2.12	1.84

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

For the years ended December 31, 2004, 2003 and 2002

(in thousands, except per share data)	Preferred Stock	Common Stock	Treasury Stock
Balance at December 31, 2001	$ 34,696	610	(67,346)
Common stock issued as compensation and stock options exercised, net	—	16	(43)
Tax benefit for issuance of stock options	—	—	—
Common stock redeemed under stock loans	—	(2)	(7,585)
Common stock issued for partnership units exchanged	—	1	—
Common stock issued for preferred stock exchanged	(24,190)	10	—
Reallocation of minority interest	—	—	—
Repurchase of common stock	—	—	(2,725)
Cash dividends declared:			
Preferred stock	—	—	—
Common stock ($2.04 per share)	—	—	—
Net income	—	—	—
Balance at December 31, 2002	$ 10,506	635	(77,699)
Comprehensive Income (note 7):			
Net income	—	—	—
Change in fair value of derivative instruments	—	—	—
Total comprehensive income	—	—	—
Common stock issued as compensation and stock options exercised, net	—	9	(429)
Tax benefit for issuance of stock options	—	—	—
Treasury stock issued for common stock offering	—	—	117,216
Common stock issued for partnership units exchanged	—	1	—
Common stock issued for Series 2 preferred stock exchanged (note 8)	(10,506)	5	—
Series 3 preferred stock issued (note 8)	75,000	—	—
Reallocation of minority interest	—	—	—
Repurchase of common stock (note 8)	—	—	(150,502)
Cash dividends declared:			
Preferred stock	—	—	—
Common stock ($2.08 per share)	—	—	—
Balance at December 31, 2003	$ 75,000	650	(111,414)
Comprehensive Income (note 7):			
Net income	—	—	—
Loss on settlement of derivative instruments	—	—	—
Amortization of loss on derivative instruments	—	—	—
Total comprehensive income	—	—	—
Common stock issued as compensation and stock options exercised, net	—	12	—
Tax benefit for issuance of stock options	—	—	—
Common stock issued for partnership units exchanged	—	3	—
Common stock issued in stock offering, net of costs (note 8)	—	15	—
Series 4 preferred stock issued (note 8)	125,000	—	—
Reallocation of minority interest	—	—	—
Cash dividends declared:			
Preferred stock	—	—	—
Common stock ($2.12 per share)	—	—	—
Balance at December 31, 2004	**$200,000**	**680**	**(111,414)**

See accompanying notes to consolidated financial statements.

Additional Paid In Capital	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Net Income	Stock Loans	Total Stockholders' Equity
1,327,579	—	(68,226)	(8,262)	1,219,051
14,232	—	—	—	14,205
1,202	—	—	—	1,202
(419)	—	—	8,262	256
1,287	—	—	—	1,288
24,180	—	—	—	—
(253)	—	—	—	(253)
—	—	—	—	(2,725)
—	—	(2,858)	—	(2,858)
—	—	(118,970)	—	(118,970)
—	—	110,524	—	110,524
1,367,808	—	(79,530)	—	1,221,720
—	—	130,789	—	130,789
—	175	—	—	175
—	—	—	—	130,964
8,362	—	—	—	7,942
1,682	—	—	—	1,682
6,279	—	—	—	123,495
3,615	—	—	—	3,616
10,501	—	—	—	—
(2,705)	—	—	—	72,295
(1,181)	—	—	—	(1,181)
—	—	—	—	(150,502)
—	—	(4,175)	—	(4,175)
—	—	(124,878)	—	(124,878)
1,394,361	175	(77,794)	—	1,280,978
—	—	136,327	—	136,327
—	(5,895)	—	—	(5,895)
—	429	—	—	429
—	—	—	—	130,861
18,633	—	—	—	18,645
4,376	—	—	—	4,376
7,151	—	—	—	7,154
67,395	—	—	—	67,410
(4,288)				120,712
6,684	—	—	—	6,684
—	—	(8,633)	—	(8,633)
—	—	(129,470)	—	(129,470)
1,494,312	**(5,291)**	**(79,570)**	—	**1,498,717**

Consolidated Statements of Cash Flows

For the years ended December 31, 2004, 2003 and 2002

(in thousands)	2004	2003	2002
Cash flows from operating activities:			
Net income	**$136,327**	130,789	110,525
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**81,936**	75,023	74,417
Deferred loan cost and debt premium amortization	**1,739**	1,099	1,636
Stock-based compensation	**14,432**	11,327	9,517
Minority interest of preferred units	**19,829**	29,826	33,475
Minority interest of exchangeable operating partnership units	**2,579**	3,044	2,797
Minority interest of limited partners	**319**	501	492
Equity in income of investments in real estate partnerships	**(10,194)**	(11,276)	(5,765)
Net gain on sale of properties	**(60,539)**	(65,877)	(40,083)
Provision for loss on operating properties	**810**	1,969	4,369
Other income	**—**	—	(2,384)
Distributions from operations of investments in real estate partnerships	**13,342**	8,341	5,522
Hedge settlement	**(5,720)**	—	—
Changes in assets and liabilities:			
Tenant receivables	**(5,849)**	(6,590)	(863)
Deferred leasing costs	**(6,199)**	(11,021)	(12,918)
Other assets	**1,449**	1,245	(10,885)
Accounts payable and other liabilities	**(574)**	11,735	(15,795)
Tenants' security and escrow deposits	**214**	510	699
Net cash provided by operating activities	**183,901**	180,645	154,756
Cash flows from investing activities:			
Acquisition of real estate	**(60,358)**	(86,809)	(57,056)
Development of real estate	**(340,217)**	(328,891)	(245,011)
Proceeds from sale of real estate investments	**317,178**	237,033	427,808
Repayment of notes receivable, net	**64,009**	117,643	37,363
Investments in real estate partnerships	**(66,299)**	(14,881)	(46,019)
Distributions received from investments in real estate partnerships	**47,369**	26,902	11,784
Net cash (used in) provided by investing activities	**(38,318)**	(49,003)	128,869
Cash flows from financing activities:			
Net proceeds from common stock issuance	**81,662**	127,428	9,932
Repurchase of common stock	**—**	(150,502)	(2,725)
Redemption of preferred units	**(125,000)**	(155,750)	—
Redemption of exchangeable operating partnership units	**(20,402)**	(1,794)	(83)

(in thousands)	**2004**	2003	2002
Cash flows from financing activities *(continued)*:			
Contributions (distributions) from limited partners in consolidated partnerships	**373**	(10,676)	(384)
Distributions to exchangeable operating partnership unit holders	**(2,509)**	(2,900)	(3,157)
Distributions to preferred unit holders	**(16,593)**	(25,954)	(33,475)
Dividends paid to common stockholders	**(129,470)**	(124,878)	(118,970)
Dividends paid to preferred stockholders	**(8,633)**	(4,175)	(2,858)
Net proceeds from issuance of preferred stock	**120,712**	72,295	—
Repayment of fixed rate unsecured notes	**(200,000)**	—	—
Proceeds from issuance of fixed rate unsecured notes, net	**148,646**	—	249,625
Proceeds (repayment) of unsecured line of credit, net	**5,000**	115,000	(294,000)
Proceeds from notes payable	**84,223**	30,822	7,082
Repayment of notes payable, net	**(8,176)**	(22,840)	(58,306)
Scheduled principal payments	**(5,711)**	(4,099)	(5,630)
Deferred loan costs	**(4,254)**	(197)	(2,082)
Net cash used in financing activities	**(80,132)**	(158,220)	(255,031)
Net increase (decrease) in cash and cash equivalents	**65,451**	(26,578)	28,594
Cash and cash equivalents at beginning of the year	**29,869**	56,447	27,853
Cash and cash equivalents at end of the year	**$ 95,320**	29,869	56,447
Supplemental disclosure of cash flow information—cash paid for interest (net of capitalized interest of $11,228, $13,106 and $13,753 in 2004, 2003 and 2002, respectively)	**$ 85,416**	84,531	78,450
Supplemental disclosure of non-cash transactions:			
Mortgage debt assumed by purchaser on sale of real estate	**$ 44,684**	13,557	4,570
Common stock issued for partnership units exchanged	**$ 7,154**	3,616	1,288
Mortgage loans assumed for the acquisition of real estate	**$ 61,717**	15,342	46,747
Real estate contributed as investments in real estate partnerships	**$ 31,312**	24,100	29,486
Exchangeable operating partnership units issued for the acquisition of real estate	**$ 38,400**	—	—
Notes receivable taken in connection with sales of operating properties, properties in development and out-parcels	**$ 3,255**	131,794	61,489
Change in fair value of derivative instrument	$ —	175	—
Common stock redeemed to pay off stock loans	$ —	—	6,089

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) Organization and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Regency Centers Corporation and partnerships in which it has a majority ownership or controlling interest (the "Company" or "Regency"). All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

The Company owns approximately 98% of the outstanding common units ("Units") of Regency Centers, L.P. ("RCLP"). Regency invests in real estate through its partnership interest in RCLP. Generally all of the acquisition, development, operating and financing activities of Regency, including the issuance of Units and preferred units, are executed by RCLP. The equity interests of third parties held in RCLP or its majority owned partnerships are included in the consolidated financial statements as preferred units, exchangeable operating partnership units or limited partners' interest in consolidated partnerships. The Company is a qualified real estate investment trust ("REIT"), which began operations in 1993.

(b) Revenues

The Company leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due. Accrued rents are included in tenant receivables.

Substantially all of the lease agreements contain provisions that grant additional rents based on tenants' sales volume (contingent or percentage rent) and reimbursement of the tenants' share of real estate taxes, insurance and common-area maintenance ("CAM") costs. Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. Recovery of real estate taxes, insurance and CAM costs are recognized as the respective costs are incurred in accordance with the lease agreements.

The Company accounts for profit recognition on sales of real estate in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, "Accounting for Sales of Real Estate." In summary, profits from sales will not be recognized by the Company unless a sale has been consummated; the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property; the Company has transferred to the buyer the usual risks and rewards of ownership; and the Company does not have substantial continuing financial involvement with the property.

The Company has been engaged by joint ventures to provide asset and property management services for their shopping centers. The fees are market based and generally calculated as a percentage of either revenues earned or the estimated values of the properties and are recognized as services are provided.

(c) Real Estate Investments

Land, buildings and improvements are recorded at cost. All specifically identifiable costs related to development activities are capitalized into properties in development on the consolidated balance sheet. The capitalized costs include pre-development costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, direct employee costs, and other costs incurred during the period of development.

The Company incurs costs prior to land acquisition including acquisition contract deposits, as well as legal, engineering and other external professional fees related to evaluating the feasibility of developing a shopping center. These pre-acquisition development costs are included in properties in development. If the Company determines that the development of a shopping center is no longer probable, any pre-development costs previously incurred are immediately expensed. At December 31, 2004 and 2003, the Company had capitalized pre-development costs of $10.5 million and $8.8 million, respectively.

The Company's method of capitalizing interest is based upon applying its weighted average borrowing rate to that portion of the actual development costs expended. The Company ceases cost capitalization when the property is available for occupancy upon substantial completion of tenant improvements. In no event would the Company capitalize interest on the project beyond 12 months after substantial completion of the building shell.

Maintenance and repairs that do not improve or extend the useful lives of the respective assets are reflected in operating and maintenance expense.

Depreciation is computed using the straight-line method over estimated useful lives of up to 40 years for buildings and improvements, term of lease for tenant improvements, and three to seven years for furniture and equipment.

The Company allocates the purchase price of assets acquired (net tangible and identifiable intangible assets) and liabilities assumed based on their relative fair values at the date of acquisition pursuant to the provisions SFAS No. 141, "Business Combinations" ("Statement 141"). Statement 141 provides guidance on allocating a portion of the purchase price of a property to intangible assets. The Company's methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above- and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases as well as the value associated with lost rental and recovery revenue during the assumed lease-up period. The value of in-place leases is amortized to expense over the estimated weighted average remaining lease lives.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimates of fair market lease rates for the comparable in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market leases is amortized as a reduction of base rental revenue over the remaining terms of the respective leases. The value of below-market leases is accreted as an increase to base rental revenue over the remaining terms of the respective leases, including renewal options.

The Company allocates no value to customer relationship intangibles if it has pre-existing business relationships with the major retailers in the acquired property because the customer relationships associated with the acquired property provide no incremental value over the Company's existing relationships.

The Company follows the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144"). In accordance with Statement 144, operating properties held for sale includes only those properties available for immediate sale in their present condition and for which management believes it is probable that a sale of the property will be completed within one year. Operating properties held for sale are carried at the lower of cost or fair value less costs to sell. Depreciation and amortization are suspended during the held-for-sale period.

The Company reviews its real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based upon expected undiscounted cash flows from the property. The Company determines impairment by comparing the property's carrying value to an estimate of fair value based upon varying methods such as i) estimating future cash flows, ii) determining resale values by market, or iii) applying a capitalization rate to net operating income using prevailing rates in a given market. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy of those markets in which the Company operates, tenant credit quality and demand for new retail stores. In the event a property is permanently impaired, the Company will write down the asset to fair value for "held-and-used" assets and to fair value less costs to sell for "held-for-sale" assets. During 2004, 2003 and 2002 the Company recorded a provision for loss of approximately $810,000, $2.0 million and $4.4 million, based upon the criteria described above. The provision for loss on properties subsequently sold to third parties is included as part of discontinued operations.

The Company's properties generally have operations and cash flows that can be clearly distinguished from the rest of the Company. In accordance with Statement 144, the operations and gains on sales reported in discontinued operations include those operating properties and properties in development that were sold and for which operations and cash flows can be clearly distinguished. The operations from these properties have been eliminated from ongoing operations and the Company will not have continuing involvement after disposition. Prior periods have been restated to reflect the operations of these properties as discontinued operations. The operations and gains on sales of operating properties sold to real estate partnerships in which the Company has continuing involvement are included in income from continuing operations.

(d) Income Taxes

The Company believes it qualifies, and intends to continue to qualify, as a REIT under the Internal Revenue Code (the "Code"). As a REIT, the Company is allowed to reduce taxable income by all or a portion of its distributions to stockholders. As distributions have exceeded taxable income, no provision for federal income taxes has been made in the accompanying consolidated financial statements (except as required for the Company's Taxable REIT Subsidiary as discussed below).

Earnings and profits, which determine the taxability of dividends to stockholders, differs from net income reported for financial reporting purposes primarily because of differences in depreciable lives and cost bases of the shopping centers, as well as other timing differences.

The net book basis of real estate assets exceeds the tax basis by approximately $103.9 million and $113.2 million at December 31, 2004 and 2003, respectively, primarily due to the difference between the cost basis of the assets acquired and their carryover basis recorded for tax purposes.

The following summarizes the tax status of dividends paid during the respective years:

	2004	2003	2002
Dividend per share	**$ 2.12**	2.08	2.04
Ordinary income	**82.00%**	74.04%	71.00%
Capital gain	**6.00%**	.49%	1.00%
Return of capital	**3.00%**	12.84%	22.00%
Unrecaptured Section 1250 gain	**9.00%**	7.16%	4.00%
Qualified 5-year gain	—	—	2.00%
Post-May 5 gain	—	5.47%	—

Regency Realty Group, Inc. ("RRG"), a wholly-owned subsidiary of RCLP, is a Taxable REIT Subsidiary as defined in Section 856(l) of the Code. RRG is subject to federal and state income taxes and files separate tax returns. Income tax expense consists of the following for the years ended December 31, 2004, 2003 and 2002 which is included in either other expenses or discontinued operations (in thousands):

	2004	2003	2002
Income tax expense (benefit)			
Current	**$10,730**	4,179	4,054
Deferred	**(1,978)**	(1,230)	(4,445)
Total income tax expense (benefit)	**$ 8,752**	2,949	(391)

Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income as follows for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Computed expected tax expense (benefit)	**$5,759**	3,539	(84)
Increase in income taxes resulting from state taxes	**913**	308	(41)
All other items	**2,080**	(898)	(266)
Total income tax expense (benefit)	**$8,752**	2,949	(391)

RRG had net deferred tax assets of $8.9 million and $6.9 million at December 31, 2004 and 2003, respectively. The majority of the deferred tax assets relate to deferred interest expense and tax costs capitalized on projects under development. No valuation allowance was provided and the Company believes it is more likely than not that the future benefits associated with these deferred assets will be realized.

(e) Deferred Costs

Deferred costs include deferred leasing costs and deferred loan costs, net of accumulated amortization. Such costs are amortized over the periods through lease expiration or loan maturity. Deferred leasing costs consist of internal and external commissions associated with leasing the Company's shopping centers. Net deferred leasing costs were $30.8 million and $28.0 million at December 31, 2004 and 2003, respectively. Deferred loan costs consist of initial direct and incremental costs associated with financing activities. Net deferred loan costs were $10.2 million and $7.8 million at December 31, 2004 and 2003, respectively.

(f) Earnings per Share and Treasury Stock

Basic net income per share of common stock is computed based upon the weighted average number of common shares outstanding during the period. Diluted net income per share also includes common share equivalents for stock options and exchangeable operating partnership units. See note 9 for the calculation of earnings per share ("EPS").

Repurchases of the Company's common stock (net of shares retired) are recorded at cost and are reflected as Treasury stock in the consolidated statements of stockholders' equity. Outstanding shares do not include Treasury shares.

(g) Cash and Cash Equivalents

Any instruments which have an original maturity of 90 days or less when purchased are considered cash equivalents. Cash distributions of normal operating earnings from investments in real estate partnerships and cash received from the sales of development properties are included in cash flows from operations in the consolidated statements of cash flows.

(h) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Stock-Based Compensation

The Company follows the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("Statement 148"). Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. As permitted under Statement 123 and Statement 148, the Company currently follows the accounting guidelines pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"), for stock-based compensation and to furnish the pro forma disclosures as required under Statement 148.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("Statement 123R"), which is a revision of Statement 123. Statement 123(R) supersedes Opinion 25. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 1, 2005.

Statement 123(R) permits companies to adopt its requirements using one of two methods:

1. The "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2. The "modified retrospective" method includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously

recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company adopted Statement 123(R) using the modified prospective method on January 1, 2005.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have an impact on its results of operations in 2005. Had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 in the disclosure of pro forma net income and earnings per share described below.

The Company has a Long-Term Omnibus Plan (the "Plan") under which the Board of Directors may grant stock options and other stock-based awards to officers, directors and other key employees. The Plan allows the Company to issue up to 5.0 million shares in the form of common stock or stock options, but limits the issuance of common stock excluding stock options to no more than 2.75 million shares. At December 31, 2004, there were approximately 4.3 million shares available for grant under the Plan either through options or restricted stock of which 2.0 million shares are limited to common stock awards other than stock options. The Plan also limits outstanding awards to no more than 12% of outstanding common stock.

Stock options are granted under the Plan with an exercise price equal to the stock's fair market value at the date of grant. All stock options granted have ten-year lives, contain vesting terms of one to five years from the date of grant and may have certain dividend equivalent and stock option "reload" rights. The "reload" rights allow for an option holder to receive new options each time existing options are exercised if the existing options are exercised under specific criteria provided for in the Plan. In January 2005, the Company offered to acquire the "reload" rights of existing stock options from the option holders by issuing them additional stock options that will vest 25% per year and be expensed over a four-year period beginning in 2005 in accordance with Statement 123(R). As a result of the offer, on January 18, 2005, the Company granted 771,645 options with an exercise price of $51.36, the fair value on the date of grant and substantially all of the reload rights on existing stock options were cancelled.

Restricted stock granted under the Plan generally vests over a period of four years, although certain grants cliff-vest after eight years, but contain provisions that allow for accelerated vesting over a shorter term if certain performance criteria are met. Compensation expense is measured at the grant date and recognized ratably over the vesting period. The Company considers the likelihood of meeting the performance criteria in determining the amount to expense on a periodic basis. In general, such criteria have been met, thus expense is recognized at a rate commensurate with the actual vesting period. Restricted stock grants also have certain dividend rights under the Plan, which are expensed in a manner similar to the underlying stock.

The following table represents restricted stock granted in January 2005, 2004 and 2003, respectively, for each of the following performance years:

	2004	2003	2002
Fair value of stock at date of grant	$ **51.36**	39.97	31.27
4-year vesting grant	**246,375**	219,787	232,758
8-year vesting grant	—	64,649	103,592
Total stock grants	**246,375**	284,436	336,350

The 4-year stock grants vest at the rate of 25% per year and the 8-year stock grants cliff-vest after eight years, but have the ability for accelerated vesting under the terms described above. Based upon restricted stock vesting in 2004, 2003 and 2002, the Company recorded compensation expense of $11.8 million, $7.5 million and $5.6 million, respectively, including the dividends vesting on restricted stock. During 2004, 2003 and 2002, the Company recorded compensation expense for dividend equivalents related to stock options of $2.2 million, $3.5 million and $3.2 million respectively, related to unexercised stock options. The Company also incurs stock-based compensation related to fees paid to its Board of Directors, and non-exempt employee anniversaries.

The following table represents the assumptions used for the Black-Scholes option-pricing model for options granted in the respective year:

	2004	2003	2002
Per share weighted average fair value of stock options	$4.75	2.23	1.94
Expected dividend yield	4.0%	5.5%	6.8%
Risk-free interest rate	2.9%	2.2%	2.0%
Expected volatility	19.0%	16.0%	19.1%
Expected life in years	2.1	2.4	2.5

The Company applies Opinion 25 in accounting for its Plan, and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, the Company's net income for common stockholders would have been reduced to the pro forma amounts indicated below (in thousands except per share data):

	2004	2003	2002
Net income for common stockholders as reported:	$127,694	126,614	107,666
Add: stock-based employee compensation expense included in reported net income	14,425	11,327	9,517
Deduct: total stock-based employee compensation expense determined under fair value based methods for all awards	21,067	15,455	13,470
Pro forma net income	$121,052	122,486	103,713
Earnings per share:			
Basic—as reported	$ 2.08	2.13	1.85
Basic—pro forma	$ 1.98	2.06	1.78
Diluted—as reported	$ 2.08	2.12	1.84
Diluted—pro forma	$ 1.97	2.05	1.77

(j) Consolidation of Variable Interest Entities

In December 2003, the FASB issued Interpretation No. 46 ("FIN 46") (revised December 2003 ("FIN 46R")), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46, which was issued in January 2003. FIN 46R was applicable immediately to a variable interest entity created after January 31, 2003 and as of the first interim period ending after March 15, 2004 to those variable interest entities created before February 1, 2003 and not already consolidated under FIN 46 in previously issued financial statements. The Company did not create any variable interest entities after January 31, 2003. The Company has adopted FIN 46R, analyzed the applicability of this interpretation to its structures and determined that they are not party to any significant variable interest entities.

(k) Segment Reporting

The Company's business is investing in retail shopping centers through direct ownership or through joint ventures. The Company actively manages its portfolio of retail shopping centers and may from time to time make decisions to sell lower performing properties, or developments not meeting its long-term investment objectives. The proceeds of sales are reinvested into higher quality retail shopping centers through acquisitions or new developments, which management believes will meet its planned rate of return. It is management's intent that all retail shopping centers will be owned or developed for investment purposes. The Company's revenue and net income are generated from the operation of its investment portfolio. The Company also earns incidental fees from third parties for services provided to manage and lease retail shopping centers owned through joint ventures.

The Company's portfolio is located throughout the United States; however, management does not distinguish or group its operations on a geographical basis for purposes of allocating resources or measuring performance. The Company reviews operating and financial data for each property on an individual basis, therefore, the Company defines an operating segment as its individual properties. No individual property constitutes more than 10% of the Company's combined revenue, net income or assets, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to both the nature of the centers, tenants and operational processes, as well as long-term average financial performance. In addition, no single tenant accounts for 10% or more of revenue and none of the shopping centers are located outside the United States.

(l) Derivative Financial Instruments

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 149 ("Statement 133") on January 1, 2001. Statement 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company's use of derivative financial instruments is normally to mitigate its interest rate risk on a related financial instrument or forecasted transaction through the use of interest rate swaps or rate locks.

Statement 133 requires that changes in fair value of derivatives that qualify as cash flow hedges be recognized in other comprehensive income ("OCI") while the ineffective portion of the derivative's change in fair value be recognized immediately in earnings. Upon the settlement of a hedge, gains and losses associated with the transaction are recorded in OCI and amortized over the underlying term of the hedge transaction. Historically all of the Company's derivative instruments qualify for hedge accounting.

To determine the fair value of derivative instruments, the Company uses standard market conventions and techniques such as discounted cash flow analysis, option pricing models and termination costs at each balance sheet date. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

(m) Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("Statement 150"). Statement 150 affects the accounting for certain financial instruments, which requires companies having consolidated entities with specified termination dates to treat minority owners' interests in such entities as liabilities in an amount based on the fair value of the entities. Although Statement 150 was originally effective July 1, 2003, the FASB has indefinitely deferred certain provisions related to classification and measurement requirements for mandatorily redeemable financial instruments that become subject to Statement 150 solely as a result of consolidation, including minority interests of entities with specified termination dates. As a result, Statement 150 has no impact on the Company's consolidated statements of operations for the year ended December 31, 2004.

At December 31, 2004, the Company held a majority interest in two consolidated entities with specified termination dates of 2017 and 2049. The minority owners' interests in these entities are to be settled upon termination by distribution or transfer of either cash or specific assets of the underlying entities. The estimated fair value of minority interests in entities with specified termination dates was approximately $5.1 million at December 31, 2004 as compared to their carrying value of $851,088. The Company has no other financial instruments that are affected by Statement 150.

(n) Reclassifications

Certain reclassifications have been made to the 2003 and 2002 amounts to conform to classifications adopted in 2004.

2. Real Estate Investments

During 2004, the Company acquired five operating properties from third parties for $164.4 million. The purchase price included the assumption of $61.7 million in debt, the issuance of 920,562 exchangeable operating partnership units valued at $38.4 million, and cash. During 2003, the Company acquired four operating properties from third parties for $75.4 million. The Company also acquired a redevelopment property for $26.4 million. In accordance with Statement 141, acquired lease intangible assets of $6.3 million and $7.9 million for in-place leases were recorded for the acquisitions in 2004 and 2003, respectively. The acquisitions were accounted for as purchases and the results of their operations are included in the consolidated financial statements from the respective dates of acquisition, and neither was considered significant to the Company's operations in the current or preceding periods.

3. Discontinued Operations

During 2004, the Company sold 100% of its interest in 17 properties for net proceeds of $130.5 million. The combined operating income from these properties and from properties held for sale including related gains are included in discontinued operations. The revenues from properties included in discontinued operations, including properties sold in 2004, 2003 and 2002, as well as operating properties held for sale, were $9.9 million, $23.1 million and $48.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. The operating income from these properties was $4.1 million, $8.6 million and $21.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. Operating income and gains on sales included in discontinued operations are shown net of minority interest of exchangeable operating partnership units totaling $422,937, $560,030 and $956,491 for the years ended December 31, 2004, 2003 and 2002, respectively.

4. Investments in Real Estate Partnerships

The Company accounts for all investments in which it owns 50% or less and does not have a controlling financial interest using the equity method. The Company's combined investment in these partnerships was $179.7 million and $140.5 million at December 31, 2004 and 2003, respectively. Any difference between the carrying amount of these investments and the underlying equity in net assets is amortized to equity in income of investments in real estate partnerships over the depreciable lives of the properties and other intangible assets, which range in lives from 10 to 40 years. Net income, which includes all operating results, as well as gains and losses on sales of properties within the joint ventures, is allocated to the Company in accordance with the respective partnership agreements. Such allocations of net income are recorded in equity in income of investments in real estate partnerships in the accompanying consolidated statements of operations. Investments in real estate partnerships are primarily comprised of joint ventures where Regency invests with three co-investment partners, as further described below. In addition to earning its pro-rata share of net income in each of the partnerships, these co-investment partners pay the Company fees for asset management, property management, and acquisition and disposition services. During 2004, 2003 and 2002, the Company received fees from these joint ventures of $9.3 million, $5.6 million, and $3.5 million, respectively.

The Company co-invests with the Oregon Public Employees Retirement Fund in three joint ventures (collectively "Columbia") in which it has ownership interests of 20% or 30%. As of December 31, 2004, Columbia owned 18 shopping centers, had total assets of $496.9 million, and net income of $23.8 million. The Company's share of Columbia's total assets and net income was $111.5 million and $4.1 million, respectively. During 2004, Columbia acquired eight shopping centers from unrelated parties for a purchase price of $250.8 million. The Company contributed $31.9 million for its proportionate share of the purchase price. Columbia sold three shopping centers during 2004 for $74.0 million to unrelated parties with a gain of $10.0 million. During 2003, Columbia acquired two shopping centers for $39.1 million from unrelated parties and sold one shopping center to an unrelated party for $46.2 million with a gain of $9.3 million. There were no properties sold by Columbia during 2002.

The Company co-invests with Macquarie CountryWide Trust of Australia ("MCW"), in two joint ventures (collectively, "MCWR") in which it has an ownership interest of 25%. As of December 31, 2004, MCWR owned 51 shopping centers, had total assets of $734.6 million, and net income of $12.1 million. Regency's share of MCWR's total assets and net income was $183.6 million and $3.5 million, respectively. During 2004, MCWR acquired 23 shopping centers from unrelated parties for a purchase price of $274.5 million. The Company contributed $34.8 million for its proportionate share of the purchase price. In addition, MCWR acquired three properties from the Company valued at $69.7 million, for which it received cash of $63.7 million. MCWR sold one shopping center during 2004 to an unrelated party for $12.8 million with a gain of $190,559.

During 2003, MCWR acquired 12 shopping centers from the Company valued at $232.9 million, for which it received cash of $79.4 million, and short-term notes receivable of $95.3 million. MCWR repaid the notes during 2003 and 2004. During 2003, MCWR sold two shopping centers to third parties for $20.1 million. There were no properties sold by MCWR during 2002.

On February 14, 2005, Regency and MCW entered into a contract with CalPERS/First Washington ("First Washington") to acquire 101 shopping centers operating in 17 states, located primarily in the Washington D.C./Baltimore metro area as well as northern and southern California ("FW Portfolio"). The contract purchase price is $2.74 billion. The portfolio of shopping centers will be owned in a new joint venture ("MCWR II") between Regency and MCW in which the Company will have an ownership interest of 35%. The acquisition is expected to close during the second quarter of 2005. The Company expects to account for its investment in the venture as an unconsolidated investment in real estate partnerships. The Company has executed bank commitments to provide financing for its share of the purchase price discussed further in note 6.

In December 2004, the Company formed a new joint venture with the California State Teachers' Retirement System ("RegCal") in which it has a 25% ownership interest. As of December 31, 2004, RegCal owned four shopping centers, had total assets of $126.4 million, and net income of $70,608. Regency's share of RegCal's total assets and net income was $31.6 million and $17,652, at December 31, 2004, respectively. During 2004, RegCal acquired four properties from the Company valued at $124.5 million, assumed debt of $34.8 million and the Company received net proceeds of $73.9 million.

Recognition of gains from sales to joint ventures is recorded on only that portion of the sales not attributable to the Company's ownership interest. The gains and operations are not recorded as discontinued operations because of Regency's continuing involvement in these shopping centers. Columbia, MCWR and RegCal intend to continue to acquire retail shopping centers, some of which they may acquire directly from the Company. For those properties acquired from third parties, the Company is required to contribute its pro-rata share of the purchase price to the partnerships.

With the exception of Columbia, MCWR, and RegCal, all of which intend to continue expanding their investments in shopping centers, the investments in real estate partnerships represent single asset entities formed for the purpose of developing and owning retail shopping centers.

On November 30, 2004, the Company sold a 50% interest in Valleydale, LLC, a single asset entity, to an affiliate of Publix Supermarkets for $12.8 million and transferred its residual 50% investment interest to unconsolidated investments in real estate partnerships.

In August 2004, Regency sold its membership interest in the Hermosa Venture 2002, LLC to the partner. In March 2004, the only two shopping centers owned by the OTR/Regency Texas Realty Holdings, L.P., an unconsolidated joint venture in which Regency had a 30% equity interest, were sold to an unrelated party for $28.3 million, resulting in a gain of $8.2 million. The Company received $17.2 million, which represents a $4.3 million distribution for the Company's 30% equity interest and $12.9 million for the repayment of a loan.

The Company recognized a $1.2 million gain included in equity in income of investments in real estate partnerships in the accompanying consolidated statements of operations. The Company has no remaining investment or commitment in either of these two joint ventures.

The Company's investments in real estate partnerships as of December 31, 2004 and 2003 consist of the following (in thousands):

	Ownership	2004	2003
Macquarie CountryWide-Regency (MCWR)	25%	$ 65,134	30,347
Macquarie CountryWide Direct (MCWR)	25%	8,001	8,724
Columbia Regency Retail Partners (Columbia)	20%	41,380	40,267
Cameron Village LLC (Columbia)	30%	21,612	—
Columbia Regency Partners II (Columbia)	20%	3,107	—
RegCal, LLC (RegCal)	25%	13,232	—
Other investments in real estate partnerships	27%–50%	27,211	61,158
Investments in real estate partnerships		$179,677	140,496

Summarized financial information for the unconsolidated investments on a combined basis, is as follows (in thousands):

	December 31, 2004	December 31, 2003
Balance Sheet:		
Investment in real estate, net	$1,325,850	727,530
Acquired lease intangibles, net	74,261	45,252
Other assets	39,506	39,408
Total assets	$1,439,617	812,190
Notes payable	$ 665,517	322,238
Other liabilities	24,471	14,102
Partners' equity	749,629	475,850
Total liabilities and equity	$1,439,617	812,190

Unconsolidated investments in real estate partnerships had notes payable of $665.5 million as of December 31, 2004 and the Company's proportionate share of these loans was $168.1 million. The Company does not guarantee any debt of these partnerships and is responsible for only its pro-rata share based upon its ownership percentage.

The revenues and expenses for the unconsolidated investments on a combined basis are summarized as follows for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Statements of Operations:			
Total revenues	$110,939	76,157	42,073
Total expenses	82,127	50,315	25,151
Gain on sale of real estate	18,977	13,760	3,844
Net income	$ 47,789	39,602	20,766

5. Acquired Lease Intangibles

Acquired lease intangible assets are net of accumulated amortization of $2.6 million and $405,327 at December 31, 2004 and 2003, respectively. These assets have a remaining weighted average amortization period of six years. The aggregate amortization expense from acquired leases was $2.2 million, $368,231 and $37,096 for the years ended December 31, 2004, 2003 and 2002, respectively. Acquired lease intangible liabilities are net of previously accreted minimum rent of $1.9 million and $953,964 at December 31, 2004 and 2003, respectively and have a remaining weighted average amortization period of six years.

The estimated aggregate amortization and accretion amounts from acquired lease intangibles for each of the next five years are as follows (in thousands):

Year Ending December 31,	Amortization Expense	Minimum Rent
2005	$3,569	954
2006	3,569	954
2007	2,404	954
2008	1,070	954
2009	981	954

6. Notes Payable and Unsecured Line of Credit

The Company's outstanding debt at December 31, 2004 and 2003 consists of the following (in thousands):

	2004	2003
Notes Payable:		
Fixed rate mortgage loans	**$ 275,726**	217,001
Variable rate mortgage loans	**68,418**	41,629
Fixed rate unsecured loans	**948,946**	999,147
Total notes payable	**1,293,090**	1,257,777
Unsecured line of credit	**200,000**	195,000
Total	**$1,493,090**	1,452,777

On April 1, 2004, RCLP completed the sale of $150 million of ten-year senior unsecured notes. The 4.95% notes are due April 15, 2014 and were priced at 99.747% to yield 4.982%. The proceeds of the offering were used to partially repay the $200 million of 7.4% notes maturing on April 1, 2004 and the remaining balance due was funded from the unsecured line of credit. As a result of two forward-starting interest rate swaps totaling $144.2 million initiated in 2003 in anticipation of this transaction, the effective interest rate is 5.47%. On March 31, 2004, the interest rate swaps were settled for $5.7 million, which is recorded in OCI and will be amortized over the life of the notes to interest expense. The swaps qualified for hedge accounting under Statement 133; therefore, the change in fair value and its settlement was recorded in OCI.

On March 26, 2004, the Company closed on the amended and restated unsecured revolving line of credit (the "Line"). Under the new agreement, the Company reduced the Line commitment from $600 million to $500 million. The Line has a three-year term with a one-year extension option at an interest rate of LIBOR plus .75% which is a reduction of 10 basis points from the prior agreement. At December 31, 2004, the balance on the Line was $200 million. Interest rates paid on the Line, which are based on LIBOR plus .75%, were 3.1875% at December 31, 2004 and LIBOR plus .85% or 1.975% at December 31, 2003. The spread paid on the Line is dependent upon the Company maintaining specific investment-grade ratings. The Company is also required to comply, and is in compliance, with certain financial covenants such as Minimum Net Worth, Total Liabilities to Gross Asset Value ("GAV") and Secured Indebtedness to GAV and other covenants customary with this type of unsecured financing. The Line is used primarily to finance the development of real estate, but is also available for general working capital purposes.

On February 15, 2005, the Company executed a commitment letter related to the Line which will temporarily modify certain Line covenants related to borrowing capacity and leverage, and will also add a temporary bridge loan for $275 million ("Bridge Commitment"). The temporary modifications will expire and the Bridge Commitment will mature nine months after the closing of the FW Portfolio into MCWR II. The Bridge Commitment combined with existing borrowing capacity under the Line will provide sufficient cash for Regency's equity investment into MCWR II. These borrowings will raise the Company's debt to assets leverage ratio above current levels, which could exceed currently allowable Line covenants. The temporary modification to the leverage covenant is intended to keep Regency from defaulting on the Line during the term that the Bridge Commitment is outstanding. The Company intends to pay off the Bridge Commitment within the nine-month term through a combination of issuing equity and selling shopping centers under our capital recycling program.

Mortgage loans are secured by certain real estate properties and may be prepaid, but could be subject to a yield-maintenance premium. Mortgage loans are generally due in monthly installments of interest and principal and mature over various terms through 2017. Variable interest rates on mortgage loans are currently based on LIBOR plus a spread in a range of 125 to 150 basis points. Fixed interest rates on mortgage loans range from 5.01% to 9.50%.

The fair value of the Company's notes payable and Line are estimated based on the current rates available to the Company for debt of the same remaining maturities. Notes payable with variable interest rates and the Line are considered to be at fair value, since the interest rates on such instruments reprice based on current market conditions. Fixed rate loans assumed in connection with real estate acquisitions are recorded in the accompanying financial statements at fair value.

Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of long-term debt is $1.6 billion.

As of December 31, 2004, scheduled principal repayments on notes payable and the Line were as follows (in thousands):

Scheduled Payments by Year	Scheduled Principal Payments	Term Loan Maturities	Total Payments
2005	$ 4,042	176,175	180,217
2006	3,775	21,083	24,858
2007 (includes the Line)	3,542	262,255	265,797
2008	3,388	19,617	23,005
2009	3,458	53,089	56,547
Beyond 5 Years	17,795	921,338	939,133
Unamortized debt premiums	—	3,533	3,533
Total	$36,000	1,457,090	1,493,090

7. Derivative Financial Instruments

The Company is exposed to capital market risk, such as changes in interest rates. In order to manage the volatility relating to interest rate risk, the Company may enter into interest rate hedging arrangements from time to time. The Company does not utilize derivative financial instruments for trading or speculative purposes.

During 2003, the Company entered into two forward-starting interest rate swaps of $96.5 million and $47.7 million. The Company designated the $144.2 million swaps as cash flow hedges to fix the rate on a refinancing in April 2004. On March 31, 2004, the Company settled the swaps with a payment to the counter-party for $5.7 million. The swaps qualify for hedge accounting under Statement 133, therefore the losses associated with the swaps have been included in OCI. The unamortized balance of OCI is being amortized over the ten-year term of the loan hedged as additional interest expense.

8. Stockholders' Equity and Minority Interest

(a) Preferred Stock

On August 31, 2004, the Company received proceeds from a $125 million offering of 5 million depositary shares representing 500,000 shares of Series 4 Cumulative Redeemable Preferred Stock. The depositary shares are perpetual preferred stock, not convertible into common stock of the Company, are redeemable at par upon Regency's election on or after August 31, 2009, pay a 7.25% annual dividend, and have a liquidation value of $25 per depositary share. The proceeds from this offering were used to redeem $85 million of Series B 8.75% Preferred Units and $40 million of Series C 9.0% Preferred Units.

On April 3, 2003, the Company received proceeds from a $75 million offering of 3 million depositary shares representing 300,000 shares of Series 3 Cumulative Redeemable Preferred Stock. The depositary shares are perpetual preferred stock, are not convertible into common stock of the Company, are redeemable at par upon Regency's election on or after April 3, 2008, pay a 7.45% annual dividend, and have a liquidation value of $25 per depositary share.

The terms of the Series 3 and Series 4 Preferred Stock do not contain any unconditional obligations that would require the Company to redeem the securities at any time or for any purpose.

During 2003, the holder of the Series 2 preferred stock converted all of its remaining 450,400 preferred shares into common stock at a conversion ratio of 1:1.

(b) Common Stock

On August 24, 2004, the Company sold 1.5 million shares of common stock in an underwritten public offering, and the net proceeds of approximately $67 million were used to reduce the balance of the Line.

On August 18, 2003, the Company issued 3.6 million shares of common stock at $35.96 per share in an underwritten public offering. The net proceeds of $123.5 million were used to redeem the $80 million Series A Preferred Units and the remainder was used to reduce the balance of the Line.

Prior to June 24, 2003, Security Capital Group Inc. owned 34,273,236 shares, representing 56.6% of Regency's outstanding common stock. On June 24, 2003 Security Capital (1) sold Regency common stock through (a) an underwritten public offering and (b) the sale of 4,606,880 shares to Regency at the public offering price of $32.56 per share and (2) agreed to sell the balance of its Regency shares pursuant to forward sales contracts with underwriters. Security Capital settled all of the forward sales contracts in September and December 2003, and as a result, Security Capital no longer owns any Regency shares. Security Capital terminated its Stockholders Agreement with Regency on June 24, 2003 and is now subject to the same 7% ownership limit in Regency's articles of incorporation that applies to other shareholders.

(c) Preferred Units

The Company, through RCLP, has issued Cumulative Redeemable Preferred Units ("Preferred Units") in various amounts since 1998. The issues were sold primarily to institutional investors in private placements for $100 per unit. The Preferred Units, which may be called by RCLP at par after certain dates, have no stated maturity or mandatory redemption, and pay a cumulative, quarterly dividend at fixed rates. At any time after ten years from the date of issuance, the Preferred Units may be exchanged by the holder for Cumulative Redeemable Preferred Stock ("Preferred Stock") at an exchange rate of one share for one unit. The Preferred Units and the related Preferred Stock are not convertible into common stock of the Company. At December 31, 2004 and 2003, the face value of total Preferred Units issued was $104 million and $229 million with an average fixed distribution rate of 8.13% and 8.88%, respectively.

On November 11, 2004, the Company renegotiated the distribution rate on the $50 million Series D Preferred Units from 9.125% to 7.45%. On September 3, 2004, the Company redeemed $85 million of Series B 8.75% Preferred Units and $40 million of Series C 9.0% Preferred Units from proceeds of the Series 4 Preferred stock offering described above. At the time of the redemptions, $3.2 million of previously deferred costs related to the original preferred units' issuance were recognized in the consolidated statements of operations as a component of minority interest of preferred units.

During 2003, the Company redeemed $80 million of Series A 8.125% Preferred Units, which was funded from proceeds from the stock offering completed on August 18, 2003 and described above. At the time of the redemption, $1.2 million of costs related to the preferred units were recognized in the consolidated statements of operations as a component of minority interest of preferred units. Also during 2003, the Company redeemed $35 million of Series C 9% Preferred Units and $40 million of Series E 8.75% Preferred Units. The redemptions were portions of each series and the Company paid a 1% premium on the face value of the redeemed units totaling $750,000. At the time of redemption, the premium and $1.9 million of previously deferred costs related to their original issuance were recognized in the consolidated statements of operations as a component of minority interest of preferred units. The redemption of the Series C and E units was funded from proceeds from the Line.

Terms and conditions of the Preferred Units outstanding as of December 31, 2004 are summarized as follows:

Series	Units Outstanding	Issue Price	Amount Outstanding	Distribution Rate	Callable by Company	Exchangeable by Unit Holder
Series D	500,000	$100.00	$ 50,000,000	7.450%	09/29/09	01/01/14
Series E	300,000	$100.00	30,000,000	8.750%	05/25/05	05/25/10
Series F	240,000	$100.00	24,000,000	8.750%	09/08/05	09/08/10
	1,040,000		$104,000,000			

9. Earnings per Share

The following summarizes the calculation of basic and diluted earnings per share for the three years ended December 31, 2004, 2003 and 2002, respectively (in thousands except per share data):

	2004	2003	2002
Numerator:			
Income from continuing operations	$113,309	106,185	72,756
Discontinued operations	23,018	24,604	37,768
Net income	136,327	130,789	110,524
Less: Preferred stock dividends	8,633	4,175	2,858
Net income for common stockholders—basic	127,694	126,614	107,666
Add: Convertible Preferred stock dividends	—	—	582
Add: Minority interest of exchangeable operating partnership units—continuing operations	—	2,484	1,840
Add: Minority interest of exchangeable operating partnership units—discontinued operations	—	560	957
Net income for common stockholders—diluted	$127,694	129,658	111,045
Denominator:			
Weighted average common shares outstanding for basic EPS	61,264	59,411	58,193
Exchangeable operating partnership units	—	1,436	1,523
Incremental shares to be issued under common stock options using the Treasury method	217	395	378
Convertible series 2 preferred stock	—	—	344
Weighted average common shares outstanding for diluted EPS	61,481	61,242	60,438
Income per common share—basic			
Income from continuing operations	$ 1.71	1.72	1.20
Discontinued operations	0.37	0.41	0.65
Net income for common stockholders per share	$ 2.08	2.13	1.85
Income per common share—diluted			
Income from continuing operations	$ 1.70	1.71	1.20
Discontinued operations	0.37	0.41	0.64
Net income for common stockholders per share	$ 2.08	2.12	1.84

In 2004, the exchangeable operating partnership units were anti-dilutive to EPS, therefore, the units and the related minority interest of exchangeable operating partnership units are excluded from the calculation of EPS.

10. Stock Option Plan

Under the Plan, the Company may grant stock options to its officers, directors and other key employees. Options are granted at fair market value on the date of grant, vest 25% per year, and expire after ten years. Stock option grants also receive dividend equivalents for a specified period of time equal to the Company's dividend yield less the average dividend yield of the S&P 500 as of the grant date. Dividend equivalents are funded in Regency common stock, and vest at the same rate as the options upon which they are based.

The following table reports stock option activity during the periods indicated:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2001	3,682,962	$23.94
Granted	1,710,093	30.19
Forfeited	(177,819)	24.07
Exercised	(2,117,376)	23.68
Outstanding, December 31, 2002	3,097,860	27.47
Granted	1,622,143	34.97
Forfeited	(7,789)	22.95
Exercised	(2,215,924)	27.73
Outstanding, December 31, 2003	2,496,290	32.13
Granted	1,904,373	45.89
Forfeited	(6,493)	28.63
Exercised	(2,719,007)	34.27
Outstanding, December 31, 2004	**1,675,163**	**$44.32**

The following table presents information regarding all options outstanding at December 31, 2004:

Number of Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Range of Exercise Prices	Weighted Average Exercise Price
101,984	5.86	$19.81–29.45	$25.05
603,650	4.58	29.90–44.40	39.53
969,529	4.18	44.94–54.52	49.32
1,675,163	4.43	$19.81–54.52	$44.32

The following table presents information regarding options currently exercisable at December 31, 2004:

Number of Options Exercisable	Range of Exercise Prices	Weighted Average Exercise Price
57,882	$19.81–29.45	$24.30
588,650	29.90–44.40	39.78
969,529	44.94–54.52	49.32
1,616,061	$19.81–54.52	$44.95

11. Operating Leases

The Company's properties are leased to tenants under operating leases with expiration dates extending to the year 2031. Future minimum rents under noncancelable operating leases as of December 31, 2004, excluding tenant reimbursements of operating expenses and excluding additional contingent rentals based on tenants' sales volume are as follows (in thousands):

Year Ending December 31,	Amount
2005	$ 283,876
2006	266,018
2007	232,843
2008	198,000
2009	159,719
Thereafter	1,041,260
Total	$2,181,716

The shopping centers' tenant base includes primarily national and regional supermarkets, drug stores, discount department stores and other retailers and, consequently, the credit risk is concentrated in the retail industry. There were no tenants that individually represented 10% or more of the Company's combined minimum rent.

The Company has shopping centers that are subject to non-cancelable long-term ground leases where a third party owns and has leased the underlying land to Regency to construct and/or operate a shopping center. In addition, the Company has non-cancelable operating leases pertaining to office space where it conducts its business. The following table summarizes the obligations under non-cancelable operating leases as of December 31, 2004 (in thousands):

Year Ending December 31,	Amount
2005	$2,944
2006	2,791
2007	1,814
2008	1,339
2009	998

12. Contingencies

The Company is involved in litigation on a number of matters and is subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

13. Market and Dividend Information (Unaudited)

The Company's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "REG." The Company currently has approximately 18,000 shareholders. The following table sets forth the high and low prices and the cash dividends declared on the Company's common stock by quarter for 2004 and 2003:

	2004			2003		
Quarter Ended	**High Price**	**Low Price**	**Cash Dividends Declared**	High Price	Low Price	Cash Dividends Declared
March 31	**$46.73**	**38.90**	**.53**	33.53	30.40	.52
June 30	**47.35**	**34.52**	**.53**	35.72	32.41	.52
September 30	**47.70**	**41.98**	**.53**	36.95	34.09	.52
December 31	**55.40**	**46.03**	**.53**	40.43	35.56	.52

14. Summary of Quarterly Financial Data (Unaudited)

Presented below is a summary of the consolidated quarterly financial data for the years ended December 31, 2004 and 2003 (in thousands except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004:				
Revenues as originally reported	$95,810	95,935	98,991	107,024
Reclassified to discontinued operations	(2,784)	(2,569)	(459)	—
Adjusted revenues	$93,026	93,366	98,532	107,024
Net income for common stockholders	$21,420	25,059	35,569	45,646
Net income per share:				
Basic	$ .36	.41	.58	.73
Diluted	$ .35	.41	.58	.73
2003:				
Revenues as originally reported	$95,119	94,041	94,847	99,226
Reclassified to discontinued operations	(6,365)	(5,296)	(4,770)	(3,602)
Adjusted revenues	$88,754	88,745	90,077	95,624
Net income for common stockholders	$17,924	25,632	29,769	53,289
Net income per share:				
Basic	$ .30	.43	.52	.89
Diluted	$ .30	.42	.51	.89

121 West Forsyth Street, Suite [illegible]
Jacksonville, Florida 32202
904.598.7000
1.800.950.6333
[illegible]